Confidentially submitted to the U.S. Securities and Exchange Commission on October 6, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________________

WORLDSTAR ENGINEERING HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)

______________________________________________

Cayman Islands	1700	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rm 1104, 11/F, Yuen Long Trading Centre
No. 33 Wang Yip St., West
Yuen Long, New Territories
Hong Kong

+852 3126 5102
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________________________

[Name]
[Address]
[Tel. no.]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________________

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +1-310-728-5129	Sanny Choi, Esq. Zoe Qiu, Esq. CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207 Telephone: (646) 386-8128

______________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [ ], 2025

WORLDSTAR ENGINEERING HOLDINGS LIMITED

[    ] CLASS A ORDINARY SHARES

This is an initial public offering of Worldstar Engineering Holdings Limited. We are offering [    ] Class A Ordinary Shares, par value US$0.0001 per share, on a firm commitment basis. No public market currently exists for our Class A Ordinary Shares. The initial public offering price is expected to be between $[    ] and $[    ] per Class A Ordinary Shares. We will apply to list our Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “[    ]”. The closing of this offering is conditional upon The Nasdaq Capital Market’s approval of our listing application.

The share capital of our Company consists of two classes of Ordinary Shares, Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class B Ordinary Share has twenty (20) votes per share and is convertible into one Class A Ordinary Share, whereas our Class A Ordinary Shares, which we are selling in this offering, have one (1) vote per share and are not convertible into any Class B Ordinary Shares. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our constitutional documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares”.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer”.

We will be a “controlled company” as defined under the Nasdaq Capital Market Company Guide. As of the date of this prospectus, Mr. Man Fai Lee, through Worldstar Pioneer Limited, owns 12,800,000 Class B Ordinary Shares, representing 97.26% of the total voting power of our Company. Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Lee will hold [    ]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. Mr. Man Fai Lee will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of constitutional documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. See “Management — Controlled Company Exception”.

Our Company is an exempted company incorporated in the Cayman Islands as a holding company with no material operations of its own. As a holding company with no material operations of its own, our Company conducts operation through our operating subsidiary in Hong Kong, WEHK. WEHK is a Hong Kong entity operating the repair, maintenance, alteration, addition and painting work business which is generating the revenue and profit stated in the consolidated financial statements of our Company. We are not a Chinese or Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands. This structure involves unique risks to investors. The Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, including causing the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risks Related to Doing Business in Hong Kong” for detailed discussion of the risks our Company and this Offering are facing as a result of this structure.

This is an offering of the Class A Ordinary Shares of our Company, the holding company in the Cayman Islands, instead of the shares of WEHK. Our Company’s ownership interest in WEHK is held through an intermediate company in the BVI. Investors in our Class A Ordinary Shares should be aware that they may never hold equity interests in our Hong Kong operating subsidiary directly. Investors are purchasing equity solely in our Company, a Cayman Islands holding company, which indirectly owns equity interests in our operating subsidiary. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of risks facing our Company and this offering as a result of this structure.

We conduct all of our operations in Hong Kong through our operating subsidiary in Hong Kong, WEHK. Accordingly, all our cash and assets are denominated in HKD. As a result, all our revenues are received by WEHK. The other subsidiary, WEBVI, is an intermediate holding company with no operations of its own. Cash generated from WEHK has not been used to fund the operation of WEBVI and our Company. Transfers of funds from WEHK to its holding company, WEBVI, are free of restrictions, subject to availability of distributable profits and sufficient cash to maintain as a going concern and solvency of WEHK and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Transfers of funds in the form of dividends from WEBVI to our Company are not subject to exchange controls, and all such dividends may be freely transferred out of the Cayman Islands, clear of any income or other tax of the Cayman Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the Cayman Islands. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between them; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the Hong Kong government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries” on page 3, “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary” on page 16, “Dividend Policy”, “Summary Consolidated financial Data”, and “Consolidated Statements of Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details”.

However, to the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements we may have, any limitation on the ability of our operating company in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— To the extent cash or assets in our business is in Hong Kong or in our operating company in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer cash or assets”.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our operating subsidiary, WEHK through our intermediate holding company. For FY2024 and FY2025, WEHK paid dividends of nil and HK$14.0 million (US$1,800,820) to its shareholders, respectively. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Save as aforementioned, during the FY2024 and FY2025 and up to the date of this prospectus, there have been (i) no cash flows and transfers of other assets between WE Holdings and our subsidiaries; (ii) no dividend payment or distribution made from WEHK to WE Holdings and WEBVI; and (iii) no solid plans for WEHK to make any distribution or dividend payment to WE Holdings and WEBVI upon listing. Save as aforementioned, neither WE Holdings nor WEHK has made any dividends or distributions to U.S. investors as of the date of this prospectus. We may consider paying further dividends in the near future. See “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries” on page 3, and “Dividend Policy”.

All of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using Variable Interest Entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, expanding the efforts in anti-monopoly enforcement and regulating the overseas offering and listing activities involving mainland China domestic companies. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure, and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation in Hong Kong, our ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges.

There are legal and operational risks associated with being based in and having the majority of our operations in Hong Kong. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations, significantly limit or completely hinder our ability to offer Shares or continue to offer Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless” on page 17 for further details.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect the books of our auditors for two consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Company’s securities may be prohibited from trading or delisted has been decreased accordingly. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, SFAI Malaysia PLT is headquartered at Avenue 5, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia and registered with the PCAOB. Our auditor is subject to laws in the United States (“U.S.”) pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring on September 27, 2024. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, SFAI Malaysia PLT, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. The PCAOB indicated it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      We agree to pay Stratosphere Capital, LLC, the representative of the underwriters (the “Representative”), underwriting commissions equal to seven percent (7%) of the gross proceeds of this offering. This does not include a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of this offering payable to the Representative. Refer to “Underwriting” for additional information regarding underwriting compensation.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are taken. We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[    ] and the total proceeds to us, after underwriting discounts but before offering expenses, will be approximately $[    ]. If we complete this offering, net proceeds will be delivered to us on the closing date.

Stratosphere Capital, LLC

The date of this prospectus is [    ], 2025.

Through and including [    ], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class A Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class A Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

i

You may lose all of your investment in our Class A Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Class A Ordinary Shares, we strongly urge you not to purchase any of our Class A Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class A Ordinary Shares as further detailed in this prospectus.

We do not recommend that you purchase our Class A Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the construction industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications, government publications and other information available to us. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of financial information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “$” or “US$” or “U.S. dollars” refers to the legal currency of the United States;

•        “BVI” refers to the British Virgin Islands;

•        “CAC” refers to Cyberspace Administration of China;

•        “China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Region. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau Special Administrative Region;

•        “Class A Ordinary Share” refers to class A ordinary shares of the Share capital of our Company with par value US$0.0001 per share, conferring a holder of a Class A Ordinary Share one (1) vote per Share on any resolution tabled at the Company’s general meeting;

•        “Class B Ordinary Share” refers to class B ordinary shares of the Share capital of our Company with, par value US$0.0001 per share, conferring weighted voting rights in our Company such that a holder of a Class B Ordinary Share is entitled to twenty (20) votes per share on any resolution tabled at our Company’s general meeting;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Company”, “our Company” or “WE Holdings” refers to Worldstar Engineering Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2025;

•        “Controlling Shareholder” refers to Mr. Man Fai Lee, the ultimate beneficial owner of 12,800,000 Class B Ordinary Shares, representing 97.26% of the voting power of the Company as of the date of this prospectus. See “Management” and “Principal Shareholders” for more information;

•        “CSRC” refers to China Securities Regulatory Commission;

•        “Exchange Act” refers to the US Securities Exchange Act of 1934, as amended;

•        “FY2024” refers to the financial year ended March 31, 2024;

•        “FY2025” refers to the financial year ended March 31, 2025;

•        “Group”, “our”, “us” or “we” refers to our Company and our subsidiaries at the relevant time, and where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries of our Company at the relevant time;

•        “HK$” or “HKD” or “HK dollars” refers the legal currency of Hong Kong;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•        “Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

•        “mainland China” refers to the mainland of the People’s Republic of China, excluding Hong Kong and Macau Special Administrative Region;

•        “Memorandum and Articles” refers to the memorandum and articles of association of the Company adopted on June 25, 2025 at incorporation, which shall remain effective upon and after the closing of this offering and as amended, supplemented and/or otherwise modified from time to time;

•        “PCAOB” refers to Public Accounting Oversight Board;

•        “RMAA” refers to repair, maintenance, alteration and addition;

•        “RMB” or “Renminbi” refers to the legal currency of the PRC;

•        “shares”, “Shares” or “Ordinary Shares” refer to collectively the Class A Ordinary Shares and Class B Ordinary Shares in the capital of WE Holdings;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•        “WEBVI” refers to Worldstar Engineering (BVI) Limited, our British Virgin Island subsidiary and the direct holding company of WEHK;

•        “WEHK” refers to Worldstar Engineering Limited, our Hong Kong subsidiary; and

WE Holdings is a holding company with operations primarily conducted in Hong Kong through its operating subsidiary WEHK in Hong Kong. The reporting currency of WEHK is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were solely for the convenience of the readers and were calculated at US$1.00 = HKD7.8, with reference to the pegged rate within the band of HKD7.75-HKD7.85 to US$1 as determined by the Linked Exchange Rate System in Hong Kong. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Class A Ordinary Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors”, “Selected Consolidated financial Data”. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. Unless the context otherwise requires, all references to “WE Holdings”, “we”, “us”, “our”, the “Company” and similar designations refer to WE Holdings, a Cayman Islands company, and its wholly-owned subsidiaries.

Mission

Our mission is to become a trusted, experienced, resourceful contractor of RMAA and painting works in Hong Kong.

Overview

We are a contractor specializing in RMAA and painting works in Hong Kong. Through our operating subsidiary WEHK, established in Hong Kong in March 1999, we performed RMAA works mainly include renovation, repair, maintenance, alteration, addition, interior fitting-out works and other minor building works in Hong Kong. In addition to RMAA activities, we also undertook painting works as part of our operational capabilities. WEHK mainly handles public sector projects in Hong Kong, with some involvement in private sector RMAA and painting works. WEHK is a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting works under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. As of the date of this prospectus, WEHK is also listed on the Hong Kong Housing Authority’s Reference List of Decoration.

Our Competitive Strengths

We believe we have the following competitive strengths:

•        Experienced and dedicated management team;

•        Proven operational history and track record;

•        Stable relationships with our customers and suppliers;

•        Advanced painting equipment that supports ESG commitments; and

•        Project supervision capability.

For more details, see “Business — Our Competitive Strengths”.

Our Strategies and Future Plans

Our business strategies and future plans for our expansion are as follows:

•        Drive competitiveness and expand our market capacity;

•        Enhance marketing efforts and recognition of our brand;

•        Attract, develop, train, and retain highly skilled professionals;

•        Pursue additional strategic and financially attractive acquisitions; and

•        Enhance financial capacity and cashflow.

For more details, see “Business — Our Strategies and Future Plans”.

Corporate History and Structure

Our Company adopted a dual-class share structure. Each Class B Ordinary Share has twenty (20) votes per Share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one (1) vote per Share and is not convertible into Class B Ordinary Shares. The following diagram illustrates our corporate and shareholding structure (assuming no exercise of the over-allotment option).

Mr. Man FaiLee
Other Existing <5% Shareholders(1)
Public Shareholding
Pre-Offering
Share ownership: 64.00%
Voting power: [97.26]%
Post-Offering
Share ownership: [*]%
Voting power: [*]%
Pre-Offering
Share ownership: 36.00%
Voting power: [2.74]%
Post-Offering
Share ownership: [*]%
Voting power: [*]%
Pre-Offering
Share ownership: N/A
Voting power: N/A
Post-Offering
Share ownership: [*]%
Voting power: [*]%
Worldstar Engineering Holdings Limited
(Cayman)
100%
Worldstar Engineering (BVI) Limited
(BVI)
100%
Worldstar Engineering Limited
(Hong Kong)

____________

Notes:

(1)      As of the date of this prospectus, there are 7 (seven) minority shareholders on record, holding an aggregate of 7,200,000 Class A Ordinary Shares, representing 36.0% of the total issued share capital of the Company and 2.74% of the voting power over the Company.

(2)      Our Company is a holding company with no operations of its own. The Class A Ordinary Shares offered in this prospectus are those of our Company.

(3)      Our Company conducts all our operations through our indirect wholly-owned operating subsidiary, WEHK, which is incorporated under the laws of Hong Kong.

(4)      The above chart assumes an offering of [    ] Class A Ordinary Shares of our Company.

In advance of listing, we have conducted a reorganization, primarily to facilitate our initial public offering in the United States. For a description of the reorganization, see “Corporate History and Structure — Reorganization”.

Our Company is owned as to 64.00% by Worldstar Pioneer Limited as of the date of this prospectus, which is in turn wholly-owned by Mr. Man Fai Lee. Mr. Man Fai Lee will therefore beneficially own 97.26% of the voting power of our Company after completion of this offering, assuming that the underwriters do not exercise their over-allotment option. As a result, because more than 50% of the voting power of our Company will be held by a single entity after the completion of this offering, we will be a controlled company under the Nasdaq Capital Market corporate governance rules.

For more details, see “Corporate History and Structure”.

Implication of Being a Controlled Company

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. Our Memorandum and Articles provide that in respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to twenty (20) votes. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares. As of the date of this prospectus, Mr. Man Fai Lee, through Worldstar Pioneer Limited, owns 12,800,000 Class B Ordinary Shares, representing 97.26% of the voting power of the Company. Mr. Man Fai Lee will hold [    ]% of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

For so long as we are a controlled company, we are permitted to elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of our board of directors consist of independent directors;

•        that our director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that our compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may rely on the “controlled company” exemption under the Nasdaq listing rules after we complete this offering. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements”.

Transfers of Cash To and From Our Subsidiaries

We conduct all of our operations in Hong Kong through our Hong Kong subsidiary, WEHK. As a result, all our revenues are received by WEHK. WEBVI, is an intermediate holding company with no operations of its own; and WE Holdings, operates as a holding company of WEBVI with no actual operations. Cash generated from WEHK has not been used to fund the operation of WEBVI and our Company. Transfers of funds from WEHK to its holding company, WEBVI, are free of restrictions, subject to availability of distributable profits and sufficient cash to maintain as a going concern and solvency of WEHK and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Transfers of funds in the form of dividend from WEBVI to our Company are not subject to exchange controls, and all such dividends may be freely transferred out of the Cayman Islands, clear of any income or other tax of the Cayman Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the Cayman Islands.

For FY2024 and FY2025, WEHK, our Hong Kong subsidiary paid dividends of nil and HK$14.0 million (US$1,800,820), respectively. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Save as aforementioned, during FY2024 and FY2025 and up to the date of this prospectus, there have been (i) no cash flows and transfers of other assets between WE Holdings and our subsidiaries; (ii) no dividend payment or distribution made from WEHK to our Company and WEBVI; and (iii) no solid plans for WEHK to make any distribution or dividend payment to our Company and WEBVI upon listing. Save as aforementioned, neither the WE Holdings nor WEHK has made any dividends or distributions to U.S. investors as of the date of this prospectus.

We are permitted under the laws of Cayman Islands to provide funding to our operating subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands.    Subject to the Companies Act and our Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit. Dividends may be declared and paid out of any funds of our Company lawfully available for distribution provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Hong Kong.    Under Hong Kong law, a Hong Kong company may only make a distribution out of profits available for distribution. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to our Company and U.S. investors.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from our Company to our subsidiaries or from our subsidiaries to our Company, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Hong Kong subsidiary. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Our Company is a Cayman Islands company, WEBVI is a BVI company, and WEHK is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company and WEBVI to transfer cash to or from WEHK, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and our subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to our Company and U.S. investors and amounts owed. Since the only transfer of cash among and our Company and its subsidiaries were in the form of dividends and there are no limitations on the abilities of our Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company and its subsidiaries have not established cash management policies that dictate how funds are transferred.

For more information, see “Dividend Policy”, “Risk Factors” and “Summary Consolidated financial Data” and “Consolidated Statements of Shareholders’ Equity” in the audited financial statements as of and for FY2024 and FY2025 contained in this prospectus.

Permission Required from Hong Kong Authorities

Hong Kong is a Special Administrative Region of the PRC, having its own governmental and legal system that is separate from mainland China, and as a result, has its own distinct rules and regulations. Our operating subsidiary, WEHK is incorporated and operating in Hong Kong. According to the legal opinion issued by David Fong & Co., our Hong Kong counsel, based on their understanding of current Hong Kong laws, as of the date of this prospectus, we, including WEHK, have received and obtained all requisite licenses, certificates, authorizations, permissions or approvals from the Hong Kong authorities to operate our business, namely the business license, and no such permissions or approvals have been denied as of the date of this prospectus, and that we, including WEHK are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of our Company to foreign investors. Further, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including WEHK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant licenses, certificates, authorizations, permissions or approvals were not required, or (iii) are required to obtain such licenses, certificates, authorizations, permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A Ordinary Shares. Our business, financial condition, or results of operations could be materially and adversely affected as a result of these risks. In such case, the trading price of our Class A Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in Hong Kong

•        Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

•        In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements, we may have, any limitation on the ability of our operating subsidiary in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business. For a more detailed discussion of this risk factor, see page 15 of this prospectus.

•        To the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer cash or assets. For a more detailed discussion of this risk factor, see page 15 to 16 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. For a more detailed discussion of this risk factor, see page 16 of this prospectus.

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations. For a more detailed discussion of this risk factor, see page 16 of this prospectus.

•        We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary. For a more detailed discussion of this risk factor, see page 16 to 17 of this prospectus.

•        A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition. For a more detailed discussion of this risk factor, see page 17 of this prospectus.

•        All of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations, significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. For a more detailed discussion of this risk factor, see pages 17 to 18 of this prospectus.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. For a more detailed discussion of this risk factor, see page 18 to 19 of this prospectus.

•        Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares. For a more detailed discussion of this risk factor, see page 19 of this prospectus.

•        Adverse regulatory developments in mainland China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in mainland China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs. For a more detailed discussion of this risk factor, see page 19 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. For a more detailed discussion of this risk factor, see page 20 of this prospectus.

•        We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in mainland China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. For a more detailed discussion of this risk factor, see pages 20 to 23 of this prospectus.

•        The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. For a more detailed discussion of this risk factor, see page 23 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws. For a more detailed discussion of this risk factor, see page 23 to 24 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside. For a more detailed discussion of this risk factor, see page 24 of this prospectus.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. For a more detailed discussion of this risk factor, see page 24 to 25 of this prospectus.

•        Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business. For a more detailed discussion of this risk factor, see page 25 of this prospectus.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

•        Our performance depends on market conditions and trends in the construction industry. If there is a slowdown in property development in Hong Kong, the availability of RMAA and painting work projects may decrease significantly, which could materially and adversely affect our business and operating results.

•        Our largest customer represents a significant portion of our revenue, and interruption in operations of such significant customer may have an adverse effect on our business, financial condition, and results of operations.

•        Our revenue primarily originates from one-off project engagements, and there is no assurance that our existing customers will award us additional contracts in the future.

•        Our business and results of operations may be materially and adversely affected if we or third-party subcontractors are unable to provide high-quality RMAA and painting works for our clients.

•        The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

•        Failure to compete effectively may adversely affect our market share and profitability.

•        Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

•        There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

•        Overall tightening of the labor market may affect our business as we operate in a labor-intensive industry.

•        We depend on third parties for supply of materials to operate our business.

•        Our insurance coverage may be inadequate to protect us from potential losses.

•        Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Class A Ordinary Shares.

•        We may be subject to litigation, claims or other disputes.

•        There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

•        We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

•        Changes in industry regulations and industrial policies may affect our future performance.

•        We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

•        We are exposed to credit risks of our customers.

•        We are dependent on our management team.

•        We have leased property, and we may not be able to renew current leases or relocate for relevant leased property on reasonable commercial terms.

•        Any unexpected or prolonged disruptions to the operation of our office could adversely affect our business.

•        We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

•        Default in payment by customers that have large account receivable balances could adversely impact our cash flows, working capital, results of operations and financial condition.

•        We are dependent on external financing to support our operations and business growth.

•        We may default on our obligations under our credit facilities.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

•        We expect to grant share-based awards in the future under our share incentive plans, which may result in an increase in share-based compensation expenses.

•        Future acquisitions may have an adverse effect on our ability to manage our business. Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering.

Risks Related to our Corporate Structure

•        We are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Risks Related to Our Class A Ordinary Shares and This Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and this offering, including but not limited to the following:

•        There has been no public market for our Class A Ordinary Shares prior to this offering; and an active trading market may not develop or be sustained.

•        Our Share price may never trade at or above the price in this offering.

•        The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

•        Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

•        Volatility in our Class A Ordinary Share price may subject us to securities litigation.

•        If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

•        The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

•        Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

•        If you purchase our Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares.

•        Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

•        We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

•        Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

•        Investors may have difficulty enforcing judgments against us, our directors and management.

•        The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

•        Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

•        Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

•        We will incur increased costs as a result of being a public company.

•        Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

•        We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

Corporate Information

Our principal office is located at Rm 1104,11/F, Yuen Long Trading Centre, No. 33 Wang Yip St., West, Yuen Long, New Territories, Hong Kong and our telephone number is +852 3126 5102. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain a website at https://www.worldstarengineering.com/. We do not incorporate the information on our website into this prospectus and the information contained therein or connected thereto shall not be deemed to be part of this prospectus or the registration statement. Our agent for service of process in the United States is [    ], located at [    ].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be less than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer”. As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq Capital Market Company Guide that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We will file with the SEC, within four months after the end of each fiscal year (or as otherwise required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

THE OFFERING

Shares offered by us	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Shares in full).
Initial public offering price	$[ ] to $[ ] per Class A Ordinary Share
Shares issued and outstanding prior to this offering	7,200,000 Class A Ordinary Shares and 12,800,000 Class B Ordinary Shares are outstanding as of the date of this prospectus.
Shares issued and outstanding after completion of this offering	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Shares in full) and [ ] Class B Ordinary Shares.
Ordinary Shares

Pursuant to our Memorandum and Articles, which is currently in effect and will remain effective immediately after the completion of this offering, our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. In respect of all matters subject to a shareholder’s vote, each Class A Ordinary Share will be entitled to one (1) vote, and each Class B Ordinary Share will be entitled to twenty (20) votes, voting together as one class. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares. See “Description of Share Capital” for more information.

Option to purchase additional Shares	We have granted the underwriters an option to purchase up to [ ] additional Class A Ordinary Shares from us within 45 days of the date of this prospectus.
Lock-Up

We have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of the Shares or securities convertible into or exercisable or exchangeable for the Shares for a period of six (6) months after the completion of this offering. Furthermore, all of our directors, officers, and holders of more than 5% of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares) have agreed with the Underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of the Shares or securities convertible into or exercisable or exchangeable for the Shares for a period of six (6) months after the effective date of the registration statement of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $            million, or approximately $            million if the underwriters exercise their option to purchase additional Shares in full, based on an assumed initial public offering price of $[            ] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•   approximately [40]% for [potential investments and/or acquisitions of building work service providers];

•   approximately [30]% for [procurement of painting equipment and/or advanced machinery];

•   approximately [20]% for [recruitment of highly skilled professionals]; and

•   remaining amount for [general administration and working capital].

See “Use of Proceeds” for additional information.
Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.
Listing

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[    ]”. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application.

Transfer agent	[ ]

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase up to [    ] additional Class A Ordinary Shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for FY2024 and FY2025 and consolidated balance sheets data as of March 31, 2024 and 2025 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The summary consolidated statements cash flows:

	For the years ended March 31
	2024	2025
	HK$	HK$
Net cash (used in) generated from operating activities	(9,518,690)	29,253,257
Net cash used in investing activities	(6,111)	(41,969,300)
Net cash generated from financing activities	9,479,344	13,891,491
Net change in cash and bank balances	(45,457)	1,175,448

The summary consolidated balance sheet as of:

	March 31
	2024	2025
	HK$	HK$
Total assets	50,710,181	74,636,925
Total liabilities	(31,576,336)	(60,809,432)
Total equity	19,133,845	13,827,493

The following table presents our summary consolidated statements of operations for FY2024 and FY2025:

	For the years ended March 31
	2024	2025
	HK$	HK$
Revenue	89,877,952	200,736,535
Cost of sales	(75,629,142)	(177,355,088)
Gross profit	14,248,810	23,381,447
Other income	266,197	139,124
Allowance for credit losses on trade receivables, net	(12,586)	(80,660)
Administrative expenses	(6,528,619)	(10,328,443)
Finance costs	(1,099,366)	(2,725,606)
Income tax expense	(967,268)	(1,692,214)
Profit for the year	5,907,168	8,693,648

RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in Hong Kong

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, SFAI Malaysia PLT, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

In the event that we rely on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong to fund any cash and financing requirements we may have, any limitation on the ability of our operating subsidiary in Hong Kong to make payments to us could have a material and adverse effect on our ability to conduct our business.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our operating subsidiary in Hong Kong to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in our business is in Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our operating subsidiary in Hong Kong or depend on our assets located in Hong Kong for our cash and financing requirements. The PRC government may in the future impose controls on our ability to transfer money out of Hong Kong. Such controls may then restrict the ability of our Hong Kong subsidiary to remit sufficient funds to our offshore entities for our offshore entities to pay dividends or make other payments. Therefore, to the extent cash or assets in our business is in

Hong Kong or in our operating subsidiary in Hong Kong, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our operating subsidiary in Hong Kong to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States and primarily in Hong Kong, where each of our directors are located. David Fong & Co., our counsel as to Hong Kong law, is of the opinion that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities”. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary.

The Shares offered in this prospectus are those of our Company. Our Company is an exempted company incorporated under the laws of the Cayman Islands with limited liability as a holding company. The majority of our business operations are conducted through our Hong Kong subsidiary, WEHK, and hence, our revenue and profit are all contributed by WEHK. For FY2024 and FY2025, WEHK paid dividends of nil and HK$14.0 million (US$1,800,820), respectively. We may consider paying further dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any subsidiary of WE Holdings declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition.

Our Hong Kong operating subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our Hong Kong operating subsidiary.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

All of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations, significantly limit or completely hinder our ability to offer Shares or continue to offer Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. Further, because some of our customers are Hong Kong entities that have shareholders or directors that are PRC individuals, certain of our customers may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of mainland China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in mainland China-based issuers, which may result in a material change in our Hong Kong operating subsidiary’s operations and/or the value of our Class A Ordinary Shares. For instance, mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a mainland China domestic company because all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, our ability to offer or continue to offer Shares to investors could be significantly limited or completely hindered and the value of our Class A Ordinary Shares could significantly decline or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. David Fong & Co., our Hong Kong counsel, advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares.

During the last several years, U.S. listed public companies that have substantially all of their operations in mainland China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed mainland Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in mainland China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in mainland China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in mainland China, in particular with respect to restrictions on mainland China-based companies raising capital offshore, may lead to additional regulatory review in mainland China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in mainland China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with mainland China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in mainland China, and that both countries should strengthen communications on regulating mainland China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in mainland China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of mainland China that is carried out outside of mainland China where (1) such processing is for the purpose of providing products or services for natural persons within mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, its abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operations of our operating subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which went into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Moreover, a domestic company that seeks to offer and list securities on overseas markets shall abide by certain other regulatory requirements as set out in the Overseas Listing Trial Measures, including, without limitation to, compliance with laws of national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a mainland China domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from mainland China domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a mainland China domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Under the Overseas Listing Trial Measures, if a domestic company fails to fulfill filing procedures, or offers and lists securities on an overseas market in violation of the relevant provisions of the Overseas Listing Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Hong Kong subsidiary, WEHK. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or our Ordinary Shares may be prohibited from trading or may be delisted.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level. Moreover, if the leakage of any other documents and materials, which a domestic company plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities aforementioned, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years.

The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-mainland China jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities”.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we and our subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for the Company and its subsidiaries’ operations in Hong Kong, we and our subsidiary are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe our Company and our subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our Hong Kong operating subsidiary conducting business operations in Hong Kong has violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

We confirm we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Risks Related to Our Business

Our performance depends on market conditions and trends in the construction industry. If there is a slowdown in property development in Hong Kong, the availability of RMAA and painting work projects may decrease significantly, which could materially and adversely affect our business and operating results.

For FY2024 and FY2025, all of our revenue was generated from RMAA and painting work projects in Hong Kong. The future outlook of the construction industry, as well as the availability of new project opportunities, is closely tied to the continued investment in property development by the Government of Hong Kong and other private property developers. The nature, scale, and timing of RMAA and painting work projects are shaped by a range of interrelated factors, including public sector policies on long term development, land supply, and public housing, as well as the Government of Hong Kong’s capital investment priorities and fiscal budget. Broader economic conditions and market sentiment in Hong Kong play a pivotal role in shaping property developers’ willingness and capacity to initiate new RMAA and painting work projects.

Any slowdown or shift in the pace of property development in Hong Kong may materially impact the availability of RMAA and painting work projects, which in turn could adversely affect our business and operating results.

Our largest customer represents a significant portion of our revenue, and interruption in operations of such significant customer may have an adverse effect on our business, financial condition, and results of operations.

During FY2024 and FY2025, we derived a portion of our revenue from our largest customer, who accounted for approximately 82.0% and 93.7% of our total revenue, respectively. We may lose a significant customer due to a variety of factors, including our ability to provide quality RMAA and painting works. Even though we have a decent record of performance, we cannot guarantee that we will continue to maintain our business relationship with the significant customer at the same level, or at all. If any significant customer terminates their relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all. Losing one or more of these significant customers could adversely affect our revenue and operating results.

Our revenue primarily originates from one-off project engagements, and there is no assurance that our existing customers will award us additional contracts in the future.

Our revenue is primarily generated by non-recurring projects, and our clients are not contractually obligated to engage us for future work. For FY2024 and FY2025, we obtained new projects mainly through customer invitations for both public and private sector projects. There is no certainty that we will secure additional contracts moving forward. As a result, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the size of future business. If we fail to secure new engagements or if there is a notable decline in available invitations from customers, our business operations, financial performance, and growth prospects could be materially and negatively impacted.

Our business and results of operations may be materially and adversely affected if we or third-party subcontractors are unable to provide high-quality RMAA and painting works for our clients.

The success of our business largely depends on our ability to maintain and further enhance the quality of our services. We provide RMAA and painting works to our customers through our operational team and subcontractors. During FY2024 and FY2025, we engage subcontractors from time to time to provide manpower or perform a part of the site work under our supervision. If we or subcontractors are unable to provide RMAA and painting works in a timely, reliable, safe, and secure manner, our reputation and customer loyalty could be negatively affected. If we fail to satisfy client needs and respond effectively to client complaints, we may lose potential or existing clients and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additions, reductions or alterations of work beyond the scope of the contract during project implementation by placing variation orders with us. The total amount of revenue that we are able to generate from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue generated from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during FY2024 and FY2025.

Failure to compete effectively may adversely affect our market share and profitability.

We operate in a highly competitive and fragmented industry. We compete with many small to medium-sized subcontractors and specialist contractors in Hong Kong. We compete with them based on a number of factors, including work quality, capability, cost-efficiency, and track record. In particular, we may face downward pricing pressure from our competitors. If we cannot effectively control our costs to remain competitive, our market share and revenue may decline. However, a growing number of customers prefer integrated service providers who can reduce coordination overhead, shorten project timelines, and ensure consistent quality standards. Our ability to effectively compete will depend on our work quality and pricing. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

When determining the price of our quotation or tender, we would consider various factors, including but not limited to (i) recent price and estimated cost of materials and subcontracting; (ii) location and conditions of the site; (iii) expected duration of the project; (iii) our past working experience with such customers; (iv) site constraints; (v) our capacity; and (vi) complexity of the project. We may occasionally conduct site visits to gain a better understanding of the complexity of the project.

There is no assurance that the actual amount of time and costs incurred during the project implementation would not exceed our estimation. The time and expenses required to complete a project may be negatively impacted by a range of unforeseen factors. These include unexpected site conditions, adverse weather, on-site accidents, subcontractor default, unanticipated surges in material costs for which we are responsible, increased requests for remedial work from clients, and other unpredictable challenges or circumstances. Any inaccurate material estimation in the time and costs involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity. As a subcontractor, we are also exposed to delays caused by the main contractor’s work, yet we are unable to recover such additional costs from either the main contractor or the project owner.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We are required to obtain and maintain certain registrations in order to conduct our business. Subcontractors engaged under public sector projects initiated by the Government of Hong Kong are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future.

Overall tightening of the labor market may affect our business as we operate in a labor-intensive industry.

Any failure to retain stable and dedicated labor by us, our suppliers and subcontractors may lead to disruptions to or delays in our services. We, our suppliers and subcontractors often hire additional or temporary workers to handle the significant increase in service demand. We have observed an overall tightening labor market in Hong Kong. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our suppliers and subcontractors compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them, which in turn could materially and adversely affect our business, financial condition and results of operations.

We depend on third parties for supply of materials to operate our business.

We purchase materials from our suppliers for the provision of our RMAA and painting works. The major types of materials sourced from our suppliers included paints and consumables. There is no assurance that the working relationships with our suppliers will continue in the future. The inability to timely purchase materials could adversely affect our business operation. If our suppliers experience price increases or disruptions to their business, our business operation, financial condition, results of operations, liquidity and cash flows could be adversely affected.

Our insurance coverage may be inadequate to protect us from potential losses.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice. There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Class A Ordinary Shares.

Since our establishment, there has not been any negative publicity and allegations made by customers or suppliers or our employees against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Class A Ordinary Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the complainant for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, suppliers, or other third parties. Claims may also arise from disputes with customers and suppliers on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages and legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

There is no assurance that we can generate sufficient cash flow generated from operating activities and/or obtain external financing in the future to meet our operational needs.

For FY2025, we had net cash generated from our operating activities of approximately HK$28.9 million (US$3.7 million), primarily arising from our operating profit adjusted for changes in working capital. For FY2024, we recorded net cash used in our operating activities of approximately HK$9.6 million primarily arising from net cash outflow from changes in working capital. Accordingly, we require a significant amount of working capital to sustain general operating expenses and ensure seamless business continuity. There is no assurance that we will be able to generate such net cash inflows from operating activities in the future. In the event we are not able to generate sufficient funds to finance our operations, and not able to finance from our external sources, our operations and financial position will be materially and adversely affected.

We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

We require significant amounts of working capital to operate our business. Cash flow imbalances also occur due to fluctuations in revenue streams, unpredictable payment schedules, and unforeseen operational costs. If we experience a significant and sustained drop in operating profits, or if there are unanticipated reductions in cash inflows or increases in cash outlays, we may be subject to cash shortfalls. If such a shortfall were to occur for even a brief period of time, it may have a significant adverse effect on our business. In particular, we use working capital to pay expenses relating to employee salaries, and operational overhead. As a result, we must maintain sufficient cash availability to cover these critical obligations and ensure uninterrupted business operations.

In addition, our operating results tend to be unpredictable from quarter to quarter. Any period of time with low operating results or cash flow imbalances could have a material adverse effect on our business, financial condition and results of operations.

We derive working capital for our operations through cash generated by our operating activities and borrowings under our debt instruments. If our working capital needs increase in the future, we may be forced to seek additional sources of capital, which may not be available on commercially reasonable terms. The amount we are entitled to borrow under our debt instruments is calculated monthly based on the aggregate value of certain eligible trade accounts receivable generated from our operations, which are affected by financial, business, economic and other factors, as well as by the daily timing of cash collections and cash outflows. The aggregate value of our eligible accounts receivable may not be adequate to allow for borrowings for other corporate purposes, such as capital expenditures or growth opportunities, which could reduce our ability to react to changes in the market or industry conditions.

Changes in industry regulations and industrial policies may affect our future performance.

Providing RMAA and painting works requires business licensing and is subject to various laws, administrative rules and industry standards. To support the development of the construction industry, governments at various levels have successively introduced a number of industrial support and encouragement policies. New laws and regulations may be promulgated from time to time and the interpretation and implementation of current and future PRC laws and regulations applicable to our businesses are subject to change and will continue to evolve. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness of our customers. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We are dependent on our management team.

Our success is, to a large extent, attributable to our executive directors’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our services and purchases, and overall management of our operations. The business of our Company was founded by Mr. Man Fai Lee, chairman of the board of directors and chief executive officer. Mr. Lee possesses extensive industry contacts and knowledge, and is familiar with our business operations and has established good relationships with our customers.

Our Company’s success and growth therefore depends on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

We have leased property, and we may not be able to renew current leases or relocate for relevant leased property on reasonable commercial terms.

Currently, we leased property for offices in relation to our business operations in Hong Kong. Our lease agreements generally have a term of two years. However, we cannot assure you that our rights to use these properties may not be challenged or we will always be able to successfully renew such leases upon their expiry. If we are required to relocate certain of our leased property, such as our offices and workshop, we may not be able to relocate in a timely manner or on reasonable commercial terms, which, in turn, may materially and adversely affect our operations. In addition, we would incur additional relocation costs, thus affecting our business operations and financial condition. Moreover, due to rapid rental increases, we may not be able to renew the existing leases at reasonable prices. Therefore, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms, in a timely fashion or at all, resulting in the closure or relocation of the leased property, which may materially and adversely affect their results, and, in turn could adversely affect our business and results of operations.

Any unexpected or prolonged disruptions to the operation of our office could adversely affect our business.

As of the date of this prospectus, we leased a property in Hong Kong as our office to cater for day-to-day operation. In the event that there is any unexpected and prolonged disruption in the supply of utilities, such as water or electricity, or access to the premises, such as fire, and we cannot restore the affected infrastructures, or relocate promptly to another suitable location with well-equipped facilities, our business operations will be materially and adversely interrupted, which, in turn, will affect our results of operations.

We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

Our business depends on the services provided by, and relationships with, various third parties, including third-party subcontractors. We could be materially and adversely affected if the RMAA and painting works are improperly performed by these subcontractors and/or workers under subcontracting arrangements, whether as a result of accident, human error or purposeful delay or malfeasance. We are also dependent in part on third-party subcontractors and other subcontracting workers to report certain events to us, such as mishandling and human error. We cannot assure you that we will be able to obtain access to preferred third-party subcontractors and other subcontracting workers at attractive rates or that these subcontractors will have adequate capacity available to meet the requirements of our projects. The failure of these and other third parties to perform in compliance with our agreements may negatively affect our business.

Default in payment by customers that have large trade receivable balances could adversely impact our cash flows, working capital, results of operations and financial condition.

Our trade and other receivables balance was approximately HK$13.2 million and HK$21.7 million (US$2.8 million) as of March 31, 2024 and 2025, respectively. We are subject to the risk that we may be unable to collect trade receivables in a timely manner, or at all. Our trade receivables include amounts due from our customers. Our customers may not be able to pay us in a timely fashion and our trade receivables and allowance for credit losses may accordingly increase. Our liquidity and cash flows from operations may be adversely affected if our trade receivable cycles or collections periods lengthen or if we encounter a material increase in defaults of payment of our trade receivables.

In order to mitigate such risks, we conduct checks on the creditworthiness of our customers. However, these mitigating efforts cannot ensure that we will be able to collect trade receivables. If the trade receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation will likely be materially and adversely affected.

We are dependent on external financing to support our operations and business growth.

We rely on our cash flow from operations and bank loans to finance our operations. Our total bank borrowings amounted to approximately HK$20.0 million and HK$37.3 million (US$4.8 million) as of March 31, 2024 and 2025, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires a significant amount of working capital to pay expenses relating to subcontracting fees, employee salaries, and operational overhead arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs amounted to approximately HK$1.1 million and HK$2.7 million (US$0.3 million), which represented approximately 16.0% and 26.2% of our profit before tax for FY2024 and FY2025, respectively. Given that we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

We may default on our obligations under our credit facilities.

As of March 31, 2025, we have several bank loans and bank overdraft with banks in Hong Kong.

A failure to repay any of the indebtedness under our banking facilities as they become due could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. The lenders could also elect to foreclose on our assets securing such debt or enforce the repayment obligation against the guarantors. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements.

To remedy the identified material weaknesses, we intend to implement several measures to improve our internal control over financial reporting, including (i) recruiting additional employees with extensive knowledge of IFRS and SEC financial reporting requirements within our accounting department; (ii) setting up a comprehensive accounting policy and procedure manual in accordance with IFRS and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) improving financial oversight function for handling complex accounting issues under IFRS; and (v) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We expect to grant share-based awards in the future under our share incentive plans, which may result in an increase in share-based compensation expenses.

We will adopt a share incentive plan upon closing of this Offering, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under such share incentive plan, the maximum aggregate number of Class A Ordinary Shares which may be issued or transferred pursuant to all awards will be [    ] Class A Ordinary Shares (assuming the underwriters do not exercise their over-allotment option), representing twenty percent (20%) of the number of fully-diluted Class A Ordinary Shares outstanding as of the date of our Company’s initial public offering.

See “Management — 2025 Share Incentive Plan”. As of the date of this prospectus, we have not granted any awards or options to our directors, officers and employees. We expect to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

Future acquisitions may have an adverse effect on our ability to manage our business. Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering.

We may acquire businesses, technologies, services, or products that are complementary to our RMAA and painting work business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Risk Related to Our Corporate Structure

We are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of the directors of our Company under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S. and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws. Currently, all of our operations are conducted outside the U.S., and substantially all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to this offering, and an active trading market may not develop or be sustained after completion of this offering.

The Offering under this prospectus is an initial public offering of our Class A Ordinary Shares. Prior to the closing of this offering, there was no public market for our Class A Ordinary Shares. The closing of this offering is conditional upon Nasdaq Capital Market’s approval of our listing application. An active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Shares and may impair our ability to acquire other companies by using our Class A Ordinary Shares as consideration.

Our Share price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after completion of this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and representatives of the underwriters. The price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Shares or the value that potential investors will realize upon their disposition of Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

As mentioned above, the initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Class A Ordinary Shares after completion of this offering and the price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations in response to factors including the following:

•        actual or anticipated fluctuations in results of operations;

•        actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, suppliers, acquisitions or expansion plans;

•        failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

•        issuance of new or updated research or reports by securities analysts;

•        Share price and volume fluctuations attributable to inconsistent trading volume levels of our Class A Ordinary Shares;

•        additions or departures of key management or other personnel;

•        our involvement in litigation;

•        disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

•        announcement or expectation of additional debt or equity financing efforts;

•        sales of our Class A Ordinary Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

•        the trading volume of our Class A Ordinary Shares;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets;

•        market conditions in our industry;

•        changes in the estimation of the future size and growth rate of our markets; and

•        general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Ordinary Shares, if a market for them develops.

Volatility in our Class A Ordinary Share price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. Because we expect that our Class A Ordinary Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

Our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after completion of this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has twenty (20) votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Shares has one vote per share and is not convertible into Class B Ordinary Shares. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of

Class A Ordinary Shares. Following completion of this offering, Mr. Man Fai Lee, our Controlling Shareholder, through Worldstar Pioneer Limited, will hold approximately [    ]% of the voting power of our outstanding Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option. In addition, because of the 20-to-1 voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Company and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Class A Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering.

If you purchase our Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares.

Investors purchasing our Class A Ordinary Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, Mr. Man Fai Lee, our Controlling Shareholder, through Worldstar Pioneer Limited, holds 12,800,000 Class B Ordinary Shares. After completion of this offering, our Controlling Shareholder will hold [    ]% of the voting power of our outstanding Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. Our Memorandum and Articles provide that in respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to twenty (20) votes, voting together as one class. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares. Mr. Man Fai Lee, our chairman and chief executive officer, will hold the voting power over all

the Class B Ordinary Shares issued and outstanding, representing [    ]% of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of its board of directors consists of independent directors;

•        that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that its compensation committee is composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq rules regarding corporate governance, which could make our shares less attractive to investors or otherwise harm our stock price.

Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our Class A Ordinary Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Class A Ordinary Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Our Company was incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws or any securities laws of any state in the United States, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws or any securities laws of any state in the United States. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Memorandum and Articles (as may be amended from time to time), and by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Memorandum and Articles (as may be amended from time to time). The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide will increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company”, or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for (i) [potential investments and/or acquisitions of building work service providers], (ii) [procurement of painting equipment and/or advanced machinery], (iii) [recruitment of highly skilled professionals], and (iv) [general administration and working capital]. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds”. You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates”, “believes”, “hopes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “plans”, “will”, “would”, “should”, “could”, “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors”. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the dynamic construction industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[    ] (or $[    ]) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering. The net proceeds from this offering must be remitted to Hong Kong before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows:

•        approximately [40]% for [potential investments and/or acquisitions of building work service providers];

•        approximately [30]% for [procurement of painting equipment and/or advanced machinery];

•        approximately [20]% for [recruitment of highly skilled professionals]; and

•        remaining amount for [general administration and working capital].

We believe that the net proceeds allocation and our current cash resources are sufficient to fund our use of proceeds allocations. The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

For FY2024 and FY2025, WEHK, our Hong Kong subsidiary paid dividends of nil and HK$14.0 million (US$1,800,820), respectively.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the Companies Act and our Memorandum and Articles, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits and/or our share premium account, if shares have been issued at a premium, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

As an exempted company incorporated under the laws of the Cayman Islands, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

CAPITALIZATION

The following tables set forth our cash and bank balances and capitalization as of March 31, 2025:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of [    ] Class A Ordinary Shares at an assumed initial public offering price of $[    ] per Class A Ordinary Share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

As of March 31, 2025
	Actual	Pro Forma Adjustment	Pro Forma As Adjusted
(in US$)
Indebtedness:
Short-term bank loans
Long-term bank loans
Equity:

Class A Ordinary Shares, US$0.0001 per share, 250,000,000 shares authorized, 7,200,000 Class A Ordinary Shares outstanding on an actual basis; [  ] Class A Ordinary Shares outstanding on an as adjusted basis

Class B Ordinary Shares, US$0.0001 per share, 250,000,000 shares authorized, 12,800,000 Class B Ordinary Shares outstanding on an actual basis; and [  ] Class B Ordinary Shares outstanding on an as adjusted basis

Additional paid-in capital(1)
Retained earnings
Other comprehensive (loss) income
Total equity
Total capitalization

____________

(1)      Additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter’s expense allowance and other expenses. We expect to receive net proceeds of approximately $[    ] (offering proceeds of $[    ], less underwriting discounts of $[    ], and offering expenses of $[    ]).

DILUTION

If you invest in our Class A Ordinary Shares, you will incur immediate dilution since the public offering price per Class A Ordinary Share you will pay in this offering is more than the net tangible book value per share immediately after completion of this offering.

As of March 31, 2025, our net tangible book value was $[    ], or $[    ] per share. Net tangible book value per share represents the total assets less total liabilities, excluding deferred offering cost, divided by the number of Ordinary Shares outstanding as of March 31, 2025.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [    ] Class A Ordinary Shares being sold pursuant to the offering price of $[    ] per Class A Ordinary Share, and after deducting underwriters’ discount and commission payable by us in the amount of $[    ] and estimated offering expenses in the amount of $[    ], our pro forma net tangible book value would be approximately $[    ] or $[    ] per share. This represents an immediate increase in net tangible book value of $[    ] per share to existing shareholders and an immediate decrease in net tangible book value of $[    ] per share to new investors purchasing the Class A Ordinary Shares in this offering.

The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this offering:

As of March 31, 2025
Public offering price per Class A Ordinary Share	$	[ ]
Net tangible book value per share as of March 31, 2025	$	[ ]
Increase in net tangible book value per share attributable to existing shareholders	$	[ ]
Pro forma net tangible book value per share after completion of this offering	$	[ ]
Dilution per Class A Ordinary Share to new investors	$	[ ]

If the underwriters’ over-allotment option is exercised in full, our adjusted pro forma net tangible book value after the offering would be $___, or $__ per share, and the dilution to new investors in the offering would be $___.

A $1.00 increase or decrease in the assumed public offering price of $___ per Class A Ordinary Share, would increase or decrease our pro forma as adjusted net tangible book value per share after completion of this offering by $___ and increase or decrease dilution per share to new investors purchasing Class A Ordinary Shares in this offering by $____, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of March 31, 2025, the difference between the number of ordinary shares purchased from us, the total consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Shares Purchased		Total Consideration ($ in thousand)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors from public offering		%	$	%	$
Total		100.00%	$	%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

Reorganization

Prior to the incorporation of our Company, our principal operations are carried out through WEHK which was owned as to approximately1 99.67% by Mr. Man Fai Lee and approximately 0.33% by Tin Shing Holding Company Limited, a company incorporated in Hong Kong and wholly owned by Mr. Man Fai Lee. We have conducted a reorganization, primarily to facilitate our initial public offering in the United States.

Our Company, the issuer in this offering, was incorporated as an exempted company in the Cayman Islands on June 25, 2025. The authorized share capital of Our Company is USD50,000 divided into (i) 250,000,000 Class A Ordinary Shares with par value of US$0.0001 per share; and (ii) 250,000,000 Class B Ordinary Shares with par value of US$0.0001 per share. On June 25, 2025, the Company allotted and issued 1 Class B Ordinary Share to Ogier Global Subscriber (Cayman) Limited. On July 10, 2025, Ogier Global Subscriber (Cayman) Limited transferred the 1 Class B Ordinary Share to Worldstar Pioneer Limited.

On August 13, 2025, as part of the reorganization, the Company allotted and issued 19,999,999 Class A Ordinary Shares to Worldstar Pioneer Limited, for the acquisition of the entire share capital of WEHK from Mr. Man Fai Lee. As a result, WEHK, our Hong Kong operating subsidiary is 100% owned by WEBVI, the BVI holding company; and WEBVI is 100% owned by our Company.

On August 25, 2025, Worldstar Pioneer Limited entered into sale and purchase agreements for the sale of 1,600,000 Class A Ordinary Shares, 940,000 Class A Ordinary Shares, 940,000 Class A Ordinary Shares, 930,000 Class A Ordinary Shares, 930,000 Class A Ordinary Shares, 930,000 Class A Ordinary Shares and 930,000 Class A Ordinary Shares with Skyrise Innovation Limited, Emerald Solutions Limited, Oasis Pinnacle Limited, Visionary Strategic Limited, Elevate Advisory Limited, Bright Arise Limited and Leading First Holdings Limited at a consideration of HK$1,248,000, HK$733,200, HK$733,200, HK$725,400, HK$725,400, HK$725,400 and HK$725,400, respectively.

On September 5, 2025, the Company repurchased 12,799,999 Class A Ordinary Shares from Worldstar Pioneer Limited and issued 12,799,999 Class B Ordinary Shares to Worldstar Pioneer Limited, as consideration (“Repurchase”). Upon completion of the Repurchase, Worldstar Pioneer Limited shall own 12,800,000 Class B Ordinary Shares.

Mr. Man Fai Lee will hold [  ]% of the voting power of our Company after completion of this offering. Because more than 50% of the voting power of the Company will be held by a single entity after the completion of this offering, we will be a controlled company under the Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering”.

As of the date of this prospectus, the ownership of our subsidiaries and entities is as follows:

Name	Background	Ownership
WEBVI	Incorporated on July 10, 2025 under the laws of the BVI as an investment holding company and owned by WE Holdings.	100% owned by WE Holdings
WEHK	Incorporated on March 5, 1999 as a private company limited by shares under the laws of Hong Kong.	100% owned by WEBVI

Our Company adopted a dual-class share structure. Each Class B Ordinary Share has twenty (20) votes per share and is convertible into one Class A Ordinary Share, whereas each Class A Ordinary Share has one (1) vote per share and is not convertible into Class B Ordinary Shares. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares. The following diagram illustrates our corporate and shareholding structure (assuming no exercise of the over-allotment option).

____________

Notes:

(1)      As of the date of this prospectus, there are 7 (seven) minority shareholders of record, holding an aggregate of 7,200,000 Class A Ordinary Shares, representing 36.0% of the total issued share capital of the Company and 2.74% of the voting power over the Company.

(2)      Our Company is a holding company with no operations of its own. The Class A Ordinary Shares offered in this prospectus are those of our Company.

(3)      Our Company conducts all our operations through our indirect wholly-owned operating subsidiary, WEHK, which is incorporated under the laws of Hong Kong.

(4)      The above chart assumes an offering of [  ] Class A Ordinary Shares of our Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our Company was incorporated in the Cayman Islands with limited liability on June 25, 2025, as a holding company. Our Company, through its subsidiary, WEHK, operates as a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting works in Hong Kong. We generate revenue primarily from the provision of RMAA and painting works. For FY2024 and FY2025, we undertake all RMAA and painting work projects in the role of subcontractor.

For FY2024 and FY2025, our revenue was approximately HK$89.9 million and HK$200.7 million (US$25.6 million), respectively. Our gross profit and profit for the year were approximately HK$23.4 million (US$3.0 million) and HK$8.7 million (US$1.1 million), respectively, for FY2025, as compared to our gross profit and profit for the year of approximately HK$14.2 million and HK$5.9 million, respectively, for FY2024.

Impact of COVID-19 on our business

During FY2024 and FY2025, the demand for our services was not adversely affected by the COVID-19 restrictions. Furthermore, with most pandemic restrictions in Hong Kong eased by early 2023, we did not experience any material negative impact of COVID-19 on our business operation or financial performance for FY2024 and FY2025.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

Our operations are entirely based in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by economic conditions in China generally and by continued economic growth in Hong Kong.

Ability of our Group to stay competitive in the construction industry

Our Group has continued to expand since we started business in 1999. The sustainability of our revenue and net profit will depend upon our ability to remain competitive in the construction industry in Hong Kong.

Ability of our Group to accurately predict our customers’ future needs

Our revenue is predominantly derived from RMAA and painting work projects, undertaken through subcontracting arrangements with main contractors. The scope and scale of such projects are subject to public sector procurement cycles, policy priorities, and budgetary planning. As a result, our ability to accurately forecast demand is inherently limited by factors beyond our control, including changes in tender timelines, project deferrals, and competitive bidding outcomes. There is no assurance that the demand for RMAA and painting work projects will be sustained or grow in future periods.

Results of Operations

Comparison of FY2024 and FY2025

The following table sets forth the consolidated results of our operations for FY2024 and FY2025, respectively:

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Revenue	89,877,952	200,736,535	25,637,888
Cost of sales	(75,629,142)	(177,355,088)	(22,651,631)
Gross profit	14,248,810	23,381,447	2,986,257

Other income	266,197	139,124	53,950
Allowance for credit losses on trade receivables, net	(12,586)	(80,660)	(10,302)
Administrative expenses	(6,528,619)	(10,328,443)	(1,319,139)
Profit from operation	7,973,802	13,111,468	1,710,766

Finance costs	(1,099,366)	(2,725,606)	(348,112)
Profit before tax	6,874,436	10,385,862	1,362,654

Income tax expense	(967,268)	(1,692,214)	(216,128)
Profit for the year	5,907,168	8,693,648	1,146,526

Earnings per share
– Basic	0.30	0.43	0.06

Revenue

For FY2025, our revenue was approximately HK$200.7 million (US$25.6 million), as compared to approximately HK$89.9 million for FY2024, representing an increase of approximately HK$110.8 million or 123.2%. The increase in our revenue was mainly driven by the increase in revenue contributed by a large-scale RMAA project launched during FY2024, in which we acted as subcontractor for the provision of RMAA works to public facilities.

Cost of sales

Cost of sales consists primarily of subcontracting costs and material costs. Our cost of revenue increased by approximately HK$101.8 million, or 134.7% in FY2025 as compared with FY2024. The increase in cost of revenue generally in line with the rise in revenue, driven by the a large-scale RMAA project and the simultaneous increase in subcontracting costs and material costs.

Gross profit

Our total gross profit increased by approximately HK$9.2 million, or 64.8%, from approximately HK$14.2 million for FY2024 to HK$23.4 million (US$3.0 million) for FY2025. Our gross profit margin narrowed slightly from approximately 15.9% in FY2024 and 11.6% in FY2025, primarily due to a large in scale RMAA project, which carried a relatively low gross profit margin, resulting in a marginal decline in our overall profitability in FY2025.

Other income

Our other income was HK$0.3 million and HK$0.1 million (US$53,950) for FY2024 and FY2025, respectively. The decrease in other income of approximately HK$0.2 million was mainly due to the decline in government subsidies in FY2025.

Administrative expenses

Our administrative expenses increased from approximately HK$6.5 million for FY2024 to HK$10.3 million (US$1.3 million) for FY2025, representing an increase of approximately HK$3.8 million or 58.5%. Such increase in administrative expenses was primarily attributed to personnel expansion — the company expanded the scale of management, technology, and operation teams in order to undertake more projects (including the continuous promotion of the RMAA project and new business reserves) and improve operational efficiency. Such investments serve the company’s long-term value creation and lay the foundation for the sustainable development of the business.

Finance costs

Our finance costs mainly comprise interest expenses on bank borrowings and bank overdrafts. Our finance costs increased from approximately HK$1.1 million for FY2024 to HK$2.7 million (US$0.3 million) for FY2025, which was mainly driven by the increase in interest expenses on bank borrowings.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense is mainly the Hong Kong income tax.

Our income tax expense amounted to approximately HK$1.1 million and HK$1.7 million (US$0.2 million) for FY2024 and FY2025, respectively. The increase in income tax expense was mainly due to the increase in profit before income tax.

Profit for the year

Our profit for the year amounted to approximately HK$8.7 million (US$1.1 million) for FY2025, as compared to our profit for the year of approximately HK$5.9 million for FY2024. Such increase was primarily attributable to the increase in revenue and gross profit as mentioned above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations, and bank loans, if necessary.

As of March 31, 2025, we had cash and bank balances of approximately HK$1.3 million (US$0.2 million) and outstanding bank borrowings of approximately HK$37.3 million (US$4.8 million). As of March 31, 2025, the bank borrowings bore an annual effective interest rate ranging from 2.75% to 3.62% per annum. As of March 31, 2025, our current assets were approximately HK$31.5 million, and our current liabilities were approximately HK$59.8 million. As of March 31, 2024, our current assets were approximately HK$49.7 million, and our current liabilities were approximately HK$30.3 million. For FY2024 and FY2025, our current ratio was approximately 1.6 times and 0.5 times respectively.

As of March 31, 2025, we had cash and cash equivalents of HK$1.3 million and net current liabilities of HK$28.4 million. Our short-term bank facilities are contractually repayable on demand; historically, there has been no demand by the bank for repayment. For the twelve months following the date of this prospectus, we expect liquidity to be provided by:

(i)     operating cash inflows from contracted projects (see “Remaining performance obligations” totaling HK$512.8 million),

(ii)    available banking facilities of HK$69.4 million (of which HK$32.1 million was undrawn as of March 31, 2025)

(iii)   working-capital optimization actions within management’s control.

We have reviewed the Group’s cash flow projections prepared by management, which cover a period of twelve months from the date of this prospectus. We are of the opinion that, taking into account the above-mentioned plans and measures, the liquidity needs of the Group will be managed and the financial position of the Group will be improved. Also, the Group will have sufficient working capital to finance its operations and meet its financial obligations as and when they fall due within twelve months from the date of this prospectus. Accordingly, we have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the consolidated financial statements of the Group. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds from this offering in the following manner:

•        approximately [40]% for [potential investments and/or acquisitions of building work service providers];

•        approximately [30]% for [procurement of painting equipment and/or advanced machinery];

•        approximately [20]% for [recruitment of highly skilled professionals]; and

•        remaining amount for [general administration and working capital].

Cash Flow

The following table sets forth a summary of our cash flows for FY2024 and FY2025, respectively:

	Years ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash (used in) generated from operating activities	(9,518,690)	29,253,257	3,772,334
Net cash used in investing activities	(6,111)	(41,969,300)	(5,360,281)
Net cash generated from financing activities	9,479,344	13,891,491	1,739,252
Net change in cash and bank balances	(45,457)	1,175,448	151,305

Cash (used in) generated from operating activities

For FY2025, our net cash generated from operating activities was approximately HK$29.3 million (US$3.8 million), which primarily reflected cash inflow from our profit before income tax of approximately HK$10.4 million (US$1.4 million) adjusted for (i) net non-cash expenses of approximately HK$3.8 million (US$0.5 million) including depreciation of property, plant and equipment, depreciation of right-of-use assets, net allowance for credit losses on trade receivables, finance cost and gain on disposal of property, plant and equipment; and (ii) net cash inflow from changes in working capital of approximately HK$15.6 million (US$2.0 million) arising from (a) decrease in amount due from related companies of approximately HK$23.0 million (US$2.9 million); and (b) increase in trade payables of approximately HK$5.8 million, which were partly offset by cash outflow arising from (a) increase in trade and other receivables of approximately HK$8.6 million; and (b) increase in contract assets of approximately HK$4.6 million.

For FY2024, our net cash used in operating activities was approximately HK$9.5 million, which primarily reflected cash inflow from our profit before income tax of approximately HK$6.9 million adjusted for (i) net non-cash expenses of approximately HK$1.9 million including depreciation of property, plant and equipment, depreciation of right-of-use assets, net allowance for credit losses on trade receivables, finance cost and gain on disposal of property, plant and equipment; and (ii) net cash outflow from changes in working capital of approximately HK$18.1 million arising from (a) increase in amount due from related companies of approximately HK$7.4 million; (b) increase in trade and other receivables of approximately HK$6.7 million; and (c) decrease in trade payables of approximately HK$5.8 million, which were partly offset by cash inflow arising from decrease in contract assets of approximately HK$1.9 million.

Cash used in investing activities

For FY2025, net cash used in investing activities was approximately HK$42.0 million (US$5.4 million), mainly represented the purchase of property, plant and equipment of approximately HK$42.0 million.

For FY2024, net cash used in investing activities was HK$6,111.

Cash generated from financing activities

For FY2025, net cash generated from financing activities was HK$13.9 million (US$1.7 million), mainly consisted of fund raised from bank loans of approximately HK$120.4 million, which were partially offset by (i) repayment of bank loans of approximately HK$103.1 million; and (ii) interest paid of approximately HK$2.7 million.

For FY2024, net cash generated from financing activities was HK$9.5 million, mainly consisted of fund raised from bank loans of approximately HK$80.7 million, which were partially offset by (i) repayment of bank loans of approximately HK$69.7 million; and (ii) interest paid of approximately HK$1.1 million.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during FY2024 and FY2025.

Contractual obligations

The following table summarizes our contractual obligations as of March 31, 2025. The amounts disclosed in the table are the contractual undiscounted cash flows.:

	Less than 1 year	1 year to 2 years	More than 2 years	Total
	HK$	HK$	HK$	HK$
Bank borrowings	37,308,885	—	—	37,308,885
Lease liabilities	1,295,715	579,364	384,752	2,259,831
Total	38,604,600	579,364	384,752	39,568,716

The amount represents contractual lease obligations entered into by the Group which will be due within the next 1 year and long-term bank borrowings entered by the group due within the next 5 years.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of ECL for trade receivables and contract assets

As explained in note 2.5, ECL are measured as an allowance equal to lifetime ECL for low risk and watch list assets, or lifetime ECL for doubtful assets. An asset moves to doubtful, when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Company takes into account qualitative and quantitative reasonable and supportable forward-looking information.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Recognition of contract revenue arising from building renovation and construction services

During the year ended March 31, 2025, the Company recognized contract revenue arising from repair, maintenance, alteration and addition and painting works services of HK$200,736,535 (2024: HK$89,877,952) by reference to the progress towards complete satisfaction of a performance obligation at the end of the reporting period, measured based on the surveys of work performed to date. Notwithstanding that the management of the Company frequently reviews and revises the estimates of total contract revenue as the contract progresses, the actual outcome of the contracts in terms of its total revenue may be higher or lower than the estimates and this will affect the recognition of revenue.

Impairment assessment of ECL for trade receivables and contract assets

The management of the Company estimates the amount of lifetime ECL of trade receivables and contract assets by first identifying significant balances for individual assessment and for the remaining balances, on a collective basis through grouping of various customers that have similar credit risk characteristics by reference to the nature and industry of customers. Internal credit rating has been given to each category of customers after considering aging, repayment history and past due status of respective customers. Estimated loss rates are based on probability of default and loss given default and are adjusted for forward-looking information. The credit loss allowance amount of the trade receivables and contract assets is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

As at March 31, 2025 and 2024, the carrying amounts of trade receivables were HK$21,721,349 (net of allowance of HK$21,618,677) and HK$13,115,765 (net of allowance of HK$13,093,753), respectively, while the carrying amounts of contract assets were HK$8,509,035 (net of allowance of HK$8,509,035) and HK$3,941,782 (net of allowance of HK$3,941,782), respectively. The provision of ECL is sensitive to changes in estimates.

INDUSTRY

Industry Overview

The information contained in this section and elsewhere in the prospectus have been derived from various official governments and other publications generally believed to be reliable. All information and data presented in this section is derived from various official government and other publications, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Market size of the construction industry in Hong Kong

According to the Census and Statistic Department of Hong Kong, between 2019 and 2023, the construction industry in Hong Kong maintained growth with a compounded annual growth rate of approximately 2.7%. Despite the impact of the COVID-19 outbreak on the construction industry, which saw the gross value of construction works performed slightly declined from approximately HK$385.2 billion in 2019 to approximately HK$372.0 billion in 2020, the construction industry in Hong Kong remained resilient, with the gross value of construction works bouncing back to the level before the COVID-19 outbreak of approximately HK$384.2 million in the following year. The construction industry in Hong Kong continued to grow and the gross value of construction works performed reached a five-year high of approximately HK$439.2 billion in 2023. The chart below shows the gross value of construction works performed in Hong Kong between 2019 and 2023.

Gross value of construction works performed in Hong Kong between 2019 and 2023
(HK$ billion)
460,000
440,000
420,000
400,000
380,000
360,000
340,000
320,000
2019
2020
2021
2022
2023

Source: Construction & Miscellaneous Service Statistics Section — Census and Statistics Department of Hong Kong

The chart below shows the gross value of construction works at construction sites performed by main contractors in the private and public sector in Hong Kong between 2019 and 2024 (in real terms). In contrast to the fluctuating performance of the private sector, construction works in the public sector maintained an overall upward trend during the period with a compounded annual growth rate of approximately 9.75% between 2019 and 2024, with the gross value of construction works in the public sector reached approximately HK$61.8 billion in 2024 (2023: HK$35.4 billion).

Gross value of construction works performed by main contractors analysed by board trade group in Hong Kong in real terms (HK$ billion)

70
60
50
40
30
20
10
0
2019
2020
2021
2022
2023
2024
Public sector
Private sector

____________

Notes:

1)       Values in real terms are derived by deflating the nominal value with an appropriate price index to the price level in the base period of 2000.

2)       Projects from the public sector include projects commissioned by the Government of the Hong Kong Special Administrative Region, MTR Corporation Limited and Airport Authority. Projects under the Home Ownership Scheme, which are commissioned by the Housing Authority, are also included.

3)       Projects from the private sector include projects commissioned by private developers. Projects under the Private Sector Participation Scheme are also included.

Source: Construction & Miscellaneous Service Statistics Section — Census and Statistics Department of Hong Kong

Overview of RMAA and painting works in Hong Kong

Our RMAA services focus on enhancing, restoring, and upgrading existing buildings and facilities. This includes renovation work, structural repair, regular maintenance, additions and alterations to existing structures, interior fitting-out works, and other minor building works tailored to customer requirements. Complementing our RMAA offerings, our painting works cover both external and internal wall surfaces, as well as metal and pipework applications, delivering durable, high-quality, and aesthetically pleasing finishes across a wide range of surfaces of buildings and facilities.

The RMAA industry in Hong Kong is an important segment in the value chain of the broader construction sector, focusing on the upkeep, renovation as well as enhancement of existing buildings. With Hong Kong’s dense living environment and increasing number of aging structures, which is estimated to reach 326,000 private housing units projected to be aged 70 or above by 2046 according to a report titled “Baseline Review: Population, Housing, Economy and Spatial Development Pattern” published by the Hong Kong Planning Department in 2016, the RMAA sector plays a vital role in ensuring building safety, functionality and aesthetic appeal.

Growth Drivers

Urban renewal program in Hong Kong to cope with aging urban areas

The Hong Kong government announced the Hong Kong Long Term Housing Strategy was announced in 2014, the first long-term strategic document in housing since 1998. According to the Long Term Housing Strategy Annual Progress Report 2023, the housing demand based on established mechanism for the ten-year period from 2024/25 to 2033/34 is projected at 432,000 units. The Hong Kong government has, to address such project housing demand, set a target of supplying 308,000 public housing units and 132,000 private housing units.

It is estimated 326,000 private housing units aged 70 or above by 2046 as mentioned above. Therefore, there is an urgency to step up the rejuvenation of the aging structures in the urban areas, especially for those densely populated. As stated in the Annual Report 2022/23 of the Urban Renewal Authority of Hong Kong, there were more than 12,000 buildings in Hong Kong aged 50 years or above, and the number is forecast to reach 26,000 by 2044. In response, the Hong Kong government has been identifying land parcels for over 21,000 transitional housing units in 2023.

Government incentive schemes and related policies

To encourage wider adoption of innovative constructive methods and new technologies in the construction industry, the Government has set up a HK$1 billion Construction Innovation and Technology Fund to promote productivity, uplifting built quality and improving work safety.

Other government schemes such as the Mandatory Building Inspection Scheme (MBIS), Mandatory Window Inspection Scheme (MWIS) and Building Maintenance Grant Scheme for Elderly Owners also help drive the demand for RMAA services in Hong Kong.

High property values and market resilience

Hong Kong’s dense urban environment and high property values encourage property owners to maintain and enhance existing buildings rather than demolish and rebuild, which is often cost-prohibitive and constrained by land availability.

Moreover, the RMAA sector is less sensitive to economic downturns compared to new construction, as maintenance and repairs are essential regardless of market conditions.

Technological advancements and industry innovation

The adoption of new technologies and innovative practices is enhancing the efficiency and appeal of RMAA services. The Construction Industry Council (CIC) promotes technological integration through initiatives like the RMAA Corner at the Construction Innovation and Technology Application Centre (CITAC), which showcases advanced tools, safety guidelines, and engineering management practices.

Adopting advanced technologies can help bring all working parties onto one platform, optimize productivity, and reduce costs to achieve sustainability goals into operations. Latest technologies include, but not limited to, building information management (BIM), Industrialized Building System (IBS), digital supply networks, prefabrication and modular construction, asset tracking as well as autonomous drones.

Entry Barriers of RMAA and Painting Works in Hong Kong

Financial strength

Financial strength is one of the major selection criteria taken by the customers which is critical for contractors to ensure the smooth execution of construction projects, as contractors need to bear significant upfront costs, including costs related to construction material procurement, subcontractor engagement and leasing of machinery and equipment, each of which requires considerable capital commitment. On the contrary, contractors will only receive progress payment at the later stage of the project only after work progress is certified. As such, new entrants without sound financial resources will find it difficult to compete with existing market players, especially on bidding for large-scale projects.

Track records

Experienced contractors who have solid track records are in an advantage in securing projects with reasonable terms, which in turn deter new entrants from entering the market. In the construction industry, proven track record of past construction projects is one of the key factors in shortlisting contractors. New market players without adequate job references and experience will find it difficult to compete with well-established practitioners. Furthermore, new industry players may not be invited for the potential business opportunities in the first place due to the aforesaid reasons. Competitiveness of new entrants.

Technical knowhow

Technical knowhow, of both job execution and subcontractor management, is one of the key barriers for new entrants as contractors for both RMAA services and painting works generally have a strong understanding towards the specific requirement of client as well as collaboration with other subcontractors in a project. Failure to do so would result in project delay and even possible compensation to customers in the form of liquidated damage.

BUSINESS

Mission

Our mission is to become a trusted, experienced, resourceful contractor of RMAA and painting works in Hong Kong.

Overview

We are a contractor specializing in RMAA and painting works in Hong Kong. Through our operating subsidiary, WEHK in Hong Kong, we performed RMAA works mainly include renovation, repair, maintenance, alteration, addition, interior fitting-out works and other minor building works in Hong Kong. In addition to RMAA activities, we also undertook painting works as part of our operational capabilities.

WEHK, our operating subsidiary, was founded in March, 1999. With over 25 years of operating history, we have focused on providing quality RMAA and painting works in the role of subcontractor and built up our expertise and reputation in the field of RMAA and painting works. We specialize in delivering comprehensive RMAA solutions with precision and care. We also take pride in our ability to tackle challenges in painting works, ensuring a flawless finish and exceptional quality. From surface preparation to the final coat, we meticulously execute every step to enhance durability and aesthetic appeal. Our expertise allows us to deliver precise, long-lasting results that meet the industry standards and exceed customers’ expectations. For FY2024 and FY2025, all of our projects were on contract basis which we undertook RMAA and painting works in the role of subcontractor. For FY2024, our revenue was generated by 4 RMAA contracts and 11 painting work contracts, respectively. For FY2025, our revenue was generated by 3 RMAA contracts and 4 painting work contracts, respectively.

We, through WEHK, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Both our public sector projects and private sector projects involve various types of RMAA works and painting works.

We maintain the necessary licenses for carrying out RMAA and painting works. As of the date of this prospectus, our operating subsidiary, WEHK is a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting works under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. As of the date of this prospectus, WEHK is also listed on the Hong Kong Housing Authority’s Reference List of Decoration Contractors. For further details of our licenses and qualifications, please refer to the paragraph headed “Permits and licenses” in this section.

We have achieved sustained growth in our business. For FY2024 and FY2025, our total revenue derived from RMAA and painting works was approximately HK$89.9 million and HK$200.7 million, respectively. The number of customers with revenue contribution to us was 5 and 4 respectively for FY2024 and FY2025.

Our services

Our management considers that, as a diligent subcontractor, we play an important role in providing customers with comprehensive building-related services. Based in Hong Kong, our core operations center on RMAA works, which encompass a comprehensive range of property renovation and facility enhancement tasks, complemented by professional painting services as part of our diversified capabilities. Our RMAA services focus on enhancing, restoring, and upgrading existing buildings and facilities. This includes renovation work, structural repair, regular maintenance, additions and alterations to existing structures, interior fitting-out works, and other minor building works tailored to customer requirements. Complementing our RMAA offerings, our painting works cover both external and internal wall surfaces, as well as metal and pipework applications, delivering durable, high-quality, and aesthetically pleasing finishes across a wide range of surfaces of buildings and facilities.

Through WEHK, we are primarily engaged in public sector projects in Hong Kong, with a smaller focus on private sector initiatives. Public sector projects typically involve the Government of Hong Kong or statutory bodies as the ultimate project owners, whereas private sector projects are led by private entities, such as private companies and property developers.

Our public sector projects center on the provision of full scope RMAA works and painting works to public facilities, such as hospitals, public housing and other public facilities. Meanwhile, our private sector projects are mainly focused on the provision of painting works to residential buildings and commercial buildings. The following tables set forth the breakdown of our revenue by sector of the project owners for FY2024 and FY2025.

	For the year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Public	81,644,201	90.8	193,831,121	24,755,935	96.6
Private	8,233,752	9.2	6,905,414	881,953	3.4
Total	89,877,952	100.0	200,736,535	25,637,888	100.0

Our Competitive Strengths

Experienced and dedicated management team

Mr. Man Fai Lee, our chairman and executive Director of our Group has over 30 years of managerial experience in the construction industry. Mr. Lee joined WEHK in 1999 and has served as a director since 2008 and has been fundamental to our historical development. He plays a key management and leadership role in monitoring and evaluating overall business, strategic development and major decision making in our Group. Our management team comprises industry professionals who have more than 17 years of experience in the construction industry. Leveraging on our expertise, experience and network in the construction industry, we believe that under the leadership of our executive Director and management team, we are able to stay competitive and capture market opportunities.

We also have an experienced operational team responsible for possessing the practical skills and experience required to handle our projects. Their experience in RMAA and painting works enables us to provide quality services to our customers.

Proven operational history and track record

In our over 25 years of operating history, we have been dedicated to the provision of RMAA and painting works, acting as a subcontractor and building up our reputation and track record in this field. We take great pride in our capability to effectively address RMAA and painting work challenges during our projects. In 2009, our operating subsidiary, WEHK was awarded with a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting works under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. As of the date of this prospectus, WEHK is also listed on the Hong Kong Housing Authority’s Reference List of Decoration Contractors.

We believe our longstanding experience, reputable track record of completed projects, provision of quality work and technical superiority in addressing difficulties in RMAA and painting works are the crucial factors that enable our Group to gain trust from our existing customers and give us a competitive edge when pursuing projects with potential and existing customers.

Stable relationships with our customers and suppliers

Over the years, we have developed a wealth of knowledge, experience and understanding of our customers’ needs concerning project management of RMAA and painting works which may not readily be replicated by our competitors. We have established a stable business relationship with our major customers. Our customers may either be the main contractor or subcontractor of the relevant projects. We had over 4 years of business relationship with most of our major customers. We believe that our relationship with our major customers reinforces their confidence which would be taken into account by them in their consideration of our tenders or future referrals of business opportunities.

Generally, we purchase materials from our suppliers and engage subcontractors to perform parts of site work under our supervision. We believe maintaining a stable relationship with our suppliers and subcontractors facilitates (i) smooth delivery of materials or provision of subcontracting services to us; (ii) timely completion of projects with quality works; and (iii) stable supply of materials and services, which are vital to our day-to-day operations and future business growth.

Advanced painting equipment that supports ESG commitments

Committed to redefining efficiency and precision in painting works and other RMAA works, we leverage advanced painting machinery to deliver superior solutions that address the evolving challenges of our clients and align with our environmental, social, and governance (“ESG”) objectives. By integrating new painting tools such as indoor spraying robot, putty grinding robot and putty coating robot, we enhance speed, consistency, and quality while minimizing material wastage and reducing reliance on workers. Our specialized machinery enables seamless surface preparation, automated application, and precision finishing, ensuring a flawless coating that meets industry standards and client expectations. These technologies not only optimize resource utilization and improve project turnaround times but also contribute to workplace safety. By automating high-risk tasks such as surface preparation and paint application, we reduce exposure to hazardous environments and repetitive strain injuries, creating a safer and healthier working environment for our operational team.

Through advanced painting techniques, we streamline operations and reduce environmental impact by lowering paint consumption and minimizing overspray and waste. Driven by a deep commitment to ESG principles, we strive to be a first-mover in promoting the adoption of advanced painting equipment and sustainable construction practices. This proactive approach enhances operational efficiency, prioritizes occupational health and safety, and minimizes environmental impact. By combining technical expertise with a forward-looking mindset, we continuously refine our methods to deliver exceptional results, foster long-term partnerships with our clients, and contribute meaningfully to the industry and the communities we serve.

Project supervision capability

We may subcontract various aspects of our projects under close supervision, ensuring compliance with contractual specifications and maintaining overall quality. Our focus is on (i) supervising RMAA and painting works performed by subcontractors to ensure conformity with main contractor requirements and (ii) managing work schedules, logistics, and resources to ensure smooth and timely project completion. Additionally, we select subcontractors based on technical capability, experience, service quality, labor availability, reputation, and safety compliance. We implement quality control through inspections and monitoring by our project management team, following in-house standards for work quality, occupational safety, and environmental protection, as well as customer requirements.

Our Strategies and Future Plans

Our business strategies and future plans for our expansion are as follows:

Driving competitiveness and expanding our capacity

We are committed to expanding our market presence within the Hong Kong market. As a subcontractor of comprehensive RMAA and painting works across diverse construction projects, we play an essential role in supporting the industry’s growth. According to publications from the Census and Statistics Department, the construction market in Hong Kong has recorded a compounded annual growth rate of 2.7% between 2019 and 2023. To capitalize on this expansion, we aim to enhance our competitiveness and strengthen our market position. We plan to allocate additional resources toward securing larger and more substantial subcontracting projects. However, due to current constraints on manpower and working capital, we are limited in our ability to undertake multiple large-scale projects simultaneously. To scale our operations effectively, we will focus on reinforcing our financial capacity, enabling us to capture emerging opportunities in the growing substructure market. Increased working capital will first allow us to invest in more advanced equipment, enhancing operational efficiency, reducing reliance on workers, and supporting our ESG objectives. In parallel, we will expand our workforce by recruiting additional professionals, including in-house skilled workers and external subcontractors.

By expanding our operational scale, we will be well-positioned to compete for larger and a greater number of RMAA and painting work projects, strengthening our presence in the industry.

Enhance marketing efforts and recognition of our brand

We source our new business opportunities through referral and tender invitations from our customers. Establishing new client relationships stands as a pivotal pillar within our overarching growth strategy. Moving forward, we are committed to enhancing our reputation and attracting more invitations from potential clients by strengthening our brand and expanding our market presence within Hong Kong’s construction industry. As one of the pioneers in adopting advanced painting equipment, we are dedicated to promoting ESG initiatives and sustainable practices in the construction industry. We will actively seek collaborations with main contractors, industry organizations, and stakeholders to encourage the adoption of advanced technologies. Through live demonstrations, project showcases, and participation in industry events, we aim to engage the construction community and raise awareness of the benefits of automation and sustainability.

By aligning our brand with innovation and ESG values, we seek to engage with potential clients and demonstrate the quality and forward-thinking nature of our services.

Attract, develop, train, and retain highly skilled professionals

Our success hinges significantly on our ability to attract, motivate, and retain skilled professionals who can drive innovation and operational excellence. In response to the growing adoption of robotics and automation tools and the industry-wide shortage of skilled workers due to an aging workforce, we are placing greater focus on attracting and retaining mid-to senior-level talent, particularly those with expertise in construction management, engineering, and programming.

To support our continued expansion in the construction sector, we plan to strengthen our workforce, while prioritizing the recruitment of individuals who hold various types of construction work licenses. Enhancing our licensed work capacity will not only improve operational efficiency and regulatory compliance but also enable us to broaden the scope of our RMAA service offerings. New staff will undergo comprehensive training covering our technologies, market landscape, and operational standards. To retain top talent, we intend to implement strategic initiatives including a market-aligned compensation framework and a standardized, multi-tier performance assessment system — ensuring that our workforce remains agile, future-ready, and aligned with our long-term growth and ESG objectives.

Pursue additional strategic and financially attractive acquisitions

We endeavor to identify, acquire, and integrate businesses that will expand our RMAA and painting work business, while achieving synergies and generating attractive returns that exceed our cost of capital. Using our disciplined approach to screening and evaluating potential opportunities, we intend to seek strategically and financially attractive acquisition targets that provide us with new capabilities. We have significant internal resources dedicated to tracking potential acquisition prospects which are formally reviewed by our management on a regular basis. Since we are an RMAA and painting work contractor with a wide network of contacts, we believe we will be an acquirer of choice in our industry and will be able to transact with smaller players at attractive valuations. As of the date of this prospectus, we have not yet identified any targets or entered into any material agreements.

Enhance financial capacity and cashflow

Leveraging our proven track record in RMAA and painting work projects, we aim to further strengthen our market position by undertaking a greater number of projects on a larger scale. Additionally, the proceeds from this offering, along with financing opportunities from our listing status, will enhance our financial capacity, enabling us to take on larger and more complex projects by improving cash flow. Strengthening our financial position will allow us to recruit additional professionals, expand operations, and capture growth opportunities without relying on debt financing.

Sales and Marketing

We rely on our established relationships with our existing customers, customer referrals and our reputation in the construction industry to expand our business. Our new customers are mainly referrals from our existing customers, which we believe reflects our existing customers’ satisfaction with our RMAA and painting works.

Pricing Strategy

We have adopted a cost-plus pricing approach, which we consider essential to our overall profitability. Our quoted price is typically determined by adding a specific margin to our accurately estimated total project costs. The pricing of our services is assessed on a case-by-case basis, taking into account multiple factors, including (i) the scope of services; (ii) the price trend for the types of external subcontracting services involved as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of our human and financial resources.

When determining the mark-up percentage for each project, we generally consider (i) the size, complexity and duration of the project; (ii) past business relationship with the customer; (iii) the customer’s payment history and financial background; (iv) the prospect of obtaining future projects from the customer; (v) the possibility of establishing our reputation in the industry; and (vi) the prevailing market conditions.

Environment

The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, noise control, water pollution control, and waste disposal. For further details, please refers to the section headed “Regulations — Environmental Protection” in this prospectus.

Customers

For FY2024 and FY2025, we have served 5 and 4 customers, respectively. Our customers are main contractors of construction works in Hong Kong.

For FY2024 and FY2025, we had the following customers that accounted for more than 10% of our revenue:

	For the year ended March 31,
	2024		2025
	HK$	%	HK$	%
Major customers representing more than 10% of our revenue
Customer A	73,743,960	82.0	188,114,778	93.7
Total	73,743,960	82.0	188,114,778	93.7

Customer A accounted for approximately 88.1% and 94.4% of our revenue for FY2024 and FY2025, respectively. Customer A, a registered general building contractor in Hong Kong, frequently serves as a main contractor for public works. While we collaborated with Customer A on certain RMAA and painting work projects during FY2024 and FY2025 where Customer A acted as the main contractor and WEHK as the subcontractor. As of the date of this prospectus, we were undertaking 5 projects with Customer A. We undertake RMAA and painting work projects on a project-by-project basis and do not enter into any long-term contracts with any customer. Save as disclosed above, no other customer accounts for more than 10% of our revenue for FY2024 and FY2025, respectively. During FY2024 and FY2025, all of our customers were located in Hong Kong.

Competition

The market for RMAA and painting works in Hong Kong is highly competitive, fragmented, and influenced by evolving regulatory, safety, and sustainability standards. Many developers and main contractors are seeking reliable subcontractors who can offer a broad range of specialized services, and as such, they evaluate multiple service providers based on work quality, capability, cost-efficiency, and track record. We are dedicated to providing RMAA works, including renovation, repair, maintenance, alteration, addition, interior fitting-out works and other minor building works, as well as painting works. We face competition from small to medium-sized subcontractors and specialist contractors, many of whom offer niche or segmented services. A growing number of customers prefer service providers who have financial strength, proven track records and technical know-how. Despite the market challenges, we believe that our core competitive strengths — as outlined in “Our Competitive Strengths” and “Our Strategies and Future Plans”— have enabled us to solidify our standing as a trusted, resourceful, and experienced subcontractor capable of delivering high-performance RMAA and painting works for a variety of project scales and sectors.

Employees

We had 36 and 28 full-time employees as of March 31, 2024 and 2025, respectively. The following table sets forth the number of full-time employees of our Company as of the respective period end by functions:

	As of March 31,
	2024	2025
Management	1	1
Operation	35	27
Administration, accounting and finance	—	1
Total	36	29

Contracts

We generally do not enter into long-term contracts with our customers. We have a standard formal contract with our customers, setting out the necessary terms, including (i) scope of work; (ii) project duration; (iii) contract sum; (iv) payment terms; (v) site location; (vi) project owner; and (vii) termination.

Operation

Our general operational workflow of provision of RMAA and painting works to our customers is as follows:

Stage 1: Invitation and assessment

We identify potential projects mainly through invitations for quotation or tender from customers. Our project team generally consists of our chief executive officer and project managers. They are primarily responsible for assessment, preparation and submission of quotation or tender. We would consider various factors, including but not limited to (i) recent price and estimated cost of materials and subcontracting; (ii) location and conditions of the site; (iii) expected duration of the project; (iii) our past working experience with such customers; (iv) site constraints; (v) our capacity; and (vi) complexity of the project. We may occasionally conduct site visits to gain a better understanding of the complexity of the project.

Stage 2: Submission and confirmation

If we decide to pursue a potential project after our assessment, we will commence preliminary work for the preparation of quotations or tender documents. We then determine our pricing primarily based on cost estimation and a profit margin. Our project team will then prepare the quotation or tender documents specifying (i) total contract sum; (ii) schedule of rates; (iii) required manpower; (iv) contract duration and other key terms. Our chief executive officer may negotiate with our customers on the proposed contract sum and then finalize the quotation, especially the pricing of works. In general, it takes approximately one to two months from preparation to submission of tender. If our quotation is accepted by the customers, our customers may confirm our engagement by way of entering into a formal contract with us.

Stage 3: Formation of specific project team and planning

Once our engagement is confirmed, a specific project team will be formed, the size of which depends on the scale and complexity of projects. We then finalize the plan for carrying out the entire project detailing materials and subcontractors involved in the project, if necessary. We generally engage our suppliers on a project-by-project basis and the materials are generally delivered directly to the project sites. We may engage subcontractors to provide manpower or perform a part of the site work under our supervision and our project team will hold regular meetings with our subcontractors to ensure quality works are provided.

Stage 4: Execution

Our chief executive officer and project team will closely monitor our projects by having regular on-site meetings with our customers and subcontractors to ensure we have complied with all statutory requirements and delivery of work done will be in accordance with the timeframe and our customers’ requirements in order to mitigate the risk of delay in completing our projects. We follow up with the representatives of subcontractors regularly to review the progress and quality of the project and to resolve any problems encountered. Our customers may, in the course of project execution, place additional orders concerning variation to part of our work that are necessary for completion of the project. Such orders are commonly referred to as variation orders. The rate of additional works under the variation order will be further agreed by both parties, followed by an adjustment in the overall contract price.

Stage 5: Payments and completion of project

In general, we submit monthly progress reports to our customers and our customers make respective progress payments to us on a monthly basis. We report to our customers with reference to work done in the previous month and our customers will certify the payment application with our value of works done. After we have completed all the RMAA work and our customers have certified our work done as duly completed, our customers will issue a certificate to confirm the practical completion of our works under the contract without apparent defects.

Upon completion, our customers will inspect our work done to ensure that it meets their requirements and standards. Generally, it may take over three years for us to complete a contract for the RMAA project, depending on the scale and complexity of the project and the customers’ timeline.

Stage 6: Defects liability period

The contracts awarded to our customers, who act as the main contractors for the projects, generally include a defects liability period following the completion of works. As a subcontractor responsible for a portion of the subcontracted work, we adhere to the same defects liability period and undertake any required rectification work as requested by the main contractors or the project owners. During the period, we are typically required to rectify any defect at our own cost if the defect is due to our failure to comply with the contractual obligation. In general, a portion of the payment is withheld from us as retention money, which will be released upon the completion of the defects liability period.

Suppliers

We engage suppliers including subcontractors, paints manufacturers, building materials suppliers, equipment suppliers and other service providers to provide the necessary support for our business operations. We select our third-party suppliers based on the price, quality of their products or services, their reliability and their ability to meet our specific requirements. For FY2024 and FY2025, we had the following suppliers that accounted for more than 10% of our cost of sales:

	For the year ended March 31,
	2024		2025
	HK$	%	HK$	%
Major suppliers representing more than 10% of our cost of sales
Supplier A	30,480,000	40.3	67,800,000	38.2
Supplier B	25,468,044	33.7	74,756,372	42.2
Total	55,948,044	74.0	142,556,372	80.4

Typically, we do not enter into long-term contracts with our suppliers. Our orders with our suppliers are placed on an as-needed basis. We have generally not experienced any material difficulties in procuring subcontracting services and materials, historically. We believe we will be able to source subcontracting services, paints, building materials and construction equipment at similar or better prices, should that become necessary.

During FY2024 and FY2025, we engage subcontractors from time to time to support our operations. We generally do not enter into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically. We continuously conduct a comprehensive assessment of our subcontractors to better control the quality of their services by taking into account the quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations.

Credit Management

For FY2024 and FY2025, the Company recorded net allowance for credit losses on trade receivables of HK$12,586 and HK$80,660 (US$10,302), respectively. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

Credit terms to our customers

For FY2024 and FY2025, we generally offer credit terms of 90 days to our customers. The average trade receivable turnover days are approximately 46 and 22 days for FY2024 and FY2025, respectively. It is calculated based on the average trade receivables balance divided by the revenue and multiplied by 365 days.

Properties

Our principal office is located at Room 1104, 11/F, Yuen Long Trading Centre, 33 Wang Yip Street West, Yuen Long, New Territories, Hong Kong, where we leased as our office space. The office space is approximately 1,608 square feet, and the current lease term is from July 1, 2025 to June 30, 2027. The monthly rent is HK$14,784 (Approximately $1,895). We believe that we will be able to obtain adequate facilities on reasonable terms, principally through leasing, to accommodate our future expansion plans.

As of the date of this prospectus, we owned a residential property at House no. 80 of Petrus Avenue, The Vineyard, No. 23 Ngau Tam Mei Road, Yuen Long, New Territories, Hong Kong, for staff accommodation.

Intellectual Property

We rely primarily on patents, trademarks, copyrights and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes, if necessary. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we are the registrant of the domain name “https://www.worldstarengineering.com”.

Permits and licenses

As of the date of this prospectus, our subsidiary, WEHK is a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. As of the date of this prospectus, WEHK is also listed on the Hong Kong Housing Authority’s Reference List of Decoration Contractors. For FY2024 and FY2025 and up to the date of this prospectus, we obtained the approvals, licenses and certificates that are required and material for our business and operations. Further, we have complied in all material aspects with the relevant laws and regulations and there was no incident relating to our material certificates that are material to our business and operations which constitute non-compliance.

We have not experienced any refusal of the renewal application of material license for our operations and business. For details on the approval, permits, consents, and licenses for our business and operations, please refer to the section headed “Regulations” in this prospectus.

Legal and Regulatory Compliance

During FY2024 and FY2025, and up to the date of this prospectus, we obtained all licenses, permits and certificates that are required and material for our business and operations. Further, we have complied with all material aspects with the relevant laws and regulations and there was no incident which constitutes non-compliance with the relevant laws or regulations during FY2024 and FY2025, and up to the date of this prospectus.

Insurance

For FY2024 and FY2025, we undertook projects primarily in the role of subcontractor. In these projects, the main contractors are responsible for maintaining employees’ compensation insurance, third-party liability insurance, and contractor’s all-risk insurance for the entire project team. These policies cover liabilities for death, injury, or disability arising under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work by both full-time and part-time employees. The insurance policies provide protection for (i) all employees of the main contractors and subcontractors at all tiers, including us; and (ii) the work performed on the construction site.

As of the date of this prospectus, we have maintained the employees’ compensation insurance for our employees. We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus and during FY2024 and FY2025, we have not been subject to nor received any insurance claims.

Occupational Health and Work Safety

We are committed to providing a safe and healthy working environment, as it is our concern not to put our employees, contract workers, subcontractors and the general public in hazardous situations. Our safety supervisor is responsible for setting up safety plans for workers before they carry out their work on construction sites, inspecting machinery and equipment to ensure safe operation, conducting regular safe walks to inspect and maintain a safe working environment and site tidiness, handling safety related issues, and keeping safety records. During the past decade, we have not faced any criminal prosecution for work safety non-compliances. As a subcontractor, we require our employees, contract workers, or subcontractors to report any accident to us, and the same will be reported to the main contractors and the Hong Kong Labour Department. During FY2024 and FY2025, there were no reported injuries.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in the results of operations for our RMAA and painting works.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in Hong Kong.

LAWS AND REGULATIONS IN HONG KONG

LICENSES AND REGISTRATIONS REQUIRED FOR OUR BUSINESS

Registered Specialist Trade Contractors Scheme

Subcontractors which are involved in, among others, civil engineering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council, a body corporate established under the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) in February 2007. The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on April 1, 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body. A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on June 14, 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after August 15, 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS. After the Construction Industry Council took over the work of the PCICB in February 2007 and the VSRS in January 2010, the Construction Industry Council launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme. All subcontractors registered under the VSRS have automatically become registered subcontractors under the Subcontractor Registration Scheme. With effect from April 1, 2019, the Registered Specialist Trade Contractors Scheme replaced the Subcontractor Registration Scheme. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). Except designated trades under the RSTCS Registered Specialist Trade Contractors register, all other subcontractors who are registered under the remaining trades of the SRS have been retained as Registered Subcontractors under RSTCS and no application is required.

Registered Specialist Trade Contractors (RSTCs) are applicable for the latest 21 designated trades of Concreting (S01), Concreting Formwork (S02), Curtain Wall (S03), Demolition (S04), Erection of Concrete Precast Component (S05), Reinforcement Bar Fixing (S06), Scaffolding (S07), Plastering (S08), Suspended Ceiling (S09), Tower Crane (Erecting, Dismantling and Altering Height) (S10), Building Drainage Installation (S11), Levelling and Setting Out (S12), Building Maintenance (S13), Interior Fitting-out (S14), Painting (S15), Metal Work (S16), Structural Steelwork (S17), Horticultural Works (S18), Arboricultural Works (S19), Skyrise Greenery Works (S20) and Truss-out Scaffolding (S21). Registered Specialist Trade Contractors within each designated trade are further divided into Group 1, Group 1 (Advanced) (For S13 to S17 only) or Group 2 subject to different tender limits (the “Tender Limits”). The Tender Limits vary among the different designated trade categories for Group 1 and Group 1 (Advanced).There are no Tender Limits imposed for Group 2.

Validity period of registration and renewal of registration

A registered specialist trade contractor shall apply for renewal not earlier than six months but not later than three months before the expiry date of its registration by submitting an application to the Construction Industry Council in a specified format providing information and supporting documents as required to show compliance with the entry requirements. An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Registered Specialist Trade Contractors Scheme (the “Committee”). An approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

Regulatory actions

The Committee may conduct an inquiry into any conduct of a registered specialist trade contractor if it has reasonable cause to suspect the registered specialist trade contractor no longer meets any of the registration requirements or has fallen into any of the following circumstances:

a.      a petition for winding-up or bankruptcy has been filed against the Registered Specialist Trade Contractor or other financial problems;

b.      failure to answer queries or provide information relevant to the registration within the prescribed time specified by the Committee;

c.      misconduct or suspected misconduct of the Registered Specialist Trade Contractor;

d.      court conviction or violation of any law by the Registered Specialist Trade Contractor, including but not limited to Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), Employment Ordinance (Chapter 57 of the Laws of Hong Kong), Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), Immigration Ordinance (Chapter 115 of the Laws of Hong Kong), Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong), Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong);

e.      matters of public interest;

f.       causing or contributing to the occurrence of a serious incident taking place in any public or private construction site; “serious incident” means an incident involving either one or a combination of the following — (i) loss of life; (ii) serious bodily injury resulting in a loss or an amputation of a limb or permanent total disablement to the injured; (iii) dangerous occurrence or incident leading to or resulting in injuries that are considered serious or damage to works or property that posed a potential threat to public safety;

g.      serious or suspected serious poor performance in any public or private sector works contract; and

h.      the Registered Specialist Trade Contractor’s failure to comply with any provisions of the Rules and Procedures for the Scheme.

The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered specialist trade contractor; (b) the registered specialist trade contractor be suspended from registration for a specified period; (c) the grouping of a registered specialist trade contractor be changed; or (d) the registration of the registered specialist trade contractor be revoked.

WEHK is a Registered Specialist Trade Contractor of (i) building maintenance; (ii) interior fitting-out; and (iii) painting under the Registered Specialist Trade Contractors Scheme and it has not been refused by the Construction Industry Council of Hong Kong for its applications for renewal of such registrations.

Reference List of Decoration Contractors

Guidelines for Reference List of Decoration Contractors

The Hong Kong Housing Authority (“HA”) maintains a Reference List of Decoration Contractors (“Reference List”). Decoration Contractors (“DCs”) which are on the Reference List and which are not under suspension at the relevant time are allocated to station at new public rental housing (“PRH”) blocks or estates and new subsidized sale flats (“SSF”) developments to carry out decoration works that may be required by the tenants or owners. All DCs on the Reference List are required to comply with the Guidelines for Reference List of Decoration Contractors, amend from time to time.

Appropriate regulatory actions will be imposed on the defaulting DC by the Contractors Review Committee (Services) (“CRC(S)”). Any defaulting DC which is suspected of committing serious misdeed and/or misconduct will be suspended from the Reference List. Its license or agreement granted for carrying out decoration in new PRH blocks or estates or SSF developments will also be revoked no matter a court decision has been reached or not. The regulatory action and its commencement date for the suspension from the Reference List will be determined by CRC(S). A DC which has been removed from the Reference List due to committing serious misdeed and/or misconduct will be debarred from re-admission for a minimum of 2 years counting from the date of conviction or judgement made by court or Competition Tribunals. The actual debarment period will be determined by CRC(S). After the expiry of the debarment period, its re-admission application will be treated as a fresh one and subject to the satisfaction of all admission criteria then in force.

WEHK is listed on the Reference List of Decoration Contractors and it has not been refused by the HA for its application for admission.

Business Registration

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

WEHK has obtained a valid business registration certificate and it has not been refused by the Inland Revenue Department for its applications for renewal of the business registration certificate.

TAXATION

Inland Revenue Ordinance

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the date of this prospectus, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the IRO.

LABOR, HEALTH AND SAFETY LAWS AND REGULATIONS

Construction Workers Registration Ordinance

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) requires construction workers to be registered for carrying out construction work on a construction site. Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course; and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Construction Workers Registration Ordinance.

Factories and Industrial Undertakings Ordinance

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

•        providing and maintaining plant and work systems that do not endanger safety or health;

•        making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

•        providing all necessary information, instructions, training and supervision for ensuring safety and health;

•        providing and maintaining safe access to and egress from the workplaces; and

•        providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HK$3,000,000 to 10,000,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 to 10,000,000 and to imprisonment for up to 6 months to 2 years.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HK$400,000 and imprisonment up to 12 months.

In addition, under the Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), any contractor (i) in relation to construction work with a contract value of HK$100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HK$400,000 and to imprisonment of six months.

According to the Factories and Industrial Undertakings (Safety Management) Regulation, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labor Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labor Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labor Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

Under regulation 3 of the Loadshifting Machinery Regulations (Chapter 59AG of the Laws of Hong Kong), the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulations, loadshifting machines used in industrial undertakings refer to forklift trucks. Under regulation 8 of the Loadshifting Machinery Regulations, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HK$100,000.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Factories and Industrial Undertakings Ordinance and its subsidiary legislations.

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The Employment Ordinance provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the Employment Ordinance provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Employment Ordinance.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the ECO.

Limitation Ordinance

Under the Limitation Ordinance (Chapter 347 of the Laws of Hong Kong), the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial. Under the OSHO, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by:

(a)     providing and maintaining plant and systems of work that are safe and without risks to health;

(b)    making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances as regards any workplace under the employer’s control;

(c)     providing all necessary information, instructions, training and supervision to the employee to ensure the safety and health at work;

(d)    providing and maintaining means of access to and egress from the workplace that are safe and without any risks to health; and

(e)     providing and maintaining a working environment for the employees that is safe and without risks to health.

An employer who fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 or on conviction on indictment to a fine of HK$10,000,000. An employer who intentionally knowingly or recklessly fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for 6 months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for 2 years.

The Commissioner for Labor may by virtue of section 9(1) of the OSHO issue an improvement notice against non-compliance of the OSHO. The Commissioner for Labor may also by virtue of section 10(1) of the OSHO issue a suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. An employer who fails to comply with an improvement notice without reasonable excuse commits an offence punishable by a fine of HK$400,000 and imprisonment for 12 months. An employer who contravenes a suspension notice without reasonable excuse commits an offence punishable by a fine of HK$1,000,000 and imprisonment for 12 months.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the OSHO.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$42.1 per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the MWO.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Occupiers Liability Ordinance.

Immigration Ordinance

According to section 38A of the Immigration Ordinance (Chapter 115 of the Laws of Hong Kong), a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site. Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Immigration Ordinance.

Motor Vehicles Insurance (Third Party Risks) Ordinance

Section 4(1) of the Motor Vehicles Insurance (Third Party Risks) Ordinance (Chapter 272 of the Laws of Hong Kong) (the ‘‘MVI(TPR)O’’) provides that it shall not be lawful for any person to use, or to cause or permit any other person to use, a motor vehicle on a road unless there is in force in relation to the user of the vehicle by that person or that other person, as the case may be, such a policy of insurance or such a security in respect of third party risks as complies with the requirements of the MVI(TPR)O.

If a person acts in contravention of section 4 of the MVI(TPR)O, he shall be liable to a fine of HK$10,000 and to imprisonment for 12 months, and a person convicted of an offence under section 4 shall (unless the court for special reasons thinks fit to order otherwise) be disqualified from holding or obtaining a licence to drive a motor vehicle for such period as the court may determine being not less than 12 months nor more than three years from the date of conviction.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the MVI(TPR)O.

ENVIRONMENTAL PROTECTION

Air Pollution Control Ordinance

The Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits. A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Air Pollution Control Ordinance and its subsidiary regulations.

Noise Control Ordinance

The Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the Noise Control Ordinance, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department. Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Noise Control Ordinance and its subsidiary regulations.

Water Pollution Control Ordinance

The Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department. All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Water Pollution Control Ordinance.

Waste Disposal Ordinance

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system. A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Waste Disposal Ordinance and its subsidiary regulations.

PERSONAL DATA

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the PDPO.

COMPETITION

Competition Ordinance

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

As at the date of this prospectus, WEHK has not been subject to any fine, penalty or prosecution in relation to the Competition Ordinance.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Mr. Man Fai Lee	51	Chairman, Director and Chief Executive Officer
[ ]	[ ]	Chief Financial Officer*
[ ]	[ ]	Independent Director Appointee*
[ ]	[ ]	Independent Director Appointee*
[ ]	[ ]	Independent Director Appointee*

____________

*        In advance of the public filing of the registration statement on Form F-1, the Company will appoint Mr. Man Fai Lee as chief executive officer and [    ] as chief financial officer, and have in place a board of directors that is majority independent. The three independent directors will serve on the audit committee, with an “audit committee financial expert” as defined under the Nasdaq rules, serving as committee chair. These individuals consent to serving in such position upon the closing of this offering.

Chief Executive Officer and Directors

Mr. Man Fai Lee, 51, is our chairman of our board of directors, director and chief executive officer, and he is responsible for the overall strategic direction and development of our Company. He has over 30 years of experience in the construction industry and plays a pivotal role in overseeing and guiding the strategic direction, business development, client relationship management, team management and key decision-making processes within our Group. Mr. Lee joined WEHK in 1999 and has served as the director of WEHK since 2008. Mr. Lee currently holds directorships in Wide Fortune Engineering Limited, High Talent Engineering Limited, Man Shing Engineering Limited and Tin Shing Holding Company Limited.

Chief Financial Officer

[    ] is our chief financial officer and he is responsible for our Company’s and its subsidiaries’ strategic planning, corporate finance activities, oversight of financial reporting procedures, internal controls and compliance with respective requirements.

Independent Directors

[    ] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the [    ] committee and a member of [    ] committee. [To add biography details upon confirmation of the appointment].

[    ] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the [    ] committee and a member of [    ] committee. [To add biography details upon confirmation of the appointment].

[    ] will serve as an independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and will be the chairman of the [    ] committee and a member of [    ] committee. [To add biography details upon confirmation of the appointment].

Family Relationships

There are no family relationships among our directors and executive officers.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For FY2024 and FY2025, we paid aggregate compensation of HK$516,000 and HK$1,332,000, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq Capital Market Company Guide. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

As a “foreign private issuer”, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the Nasdaq Capital Market for U.S. companies. The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the corporate governance requirements of the Nasdaq Capital Market:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq Capital Market, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq Capital Market. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director shall, forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by the Company declare the nature of his or her interest to all other directors of the Company. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq Capital Market Company Guide. A controlled company is not required to comply with the Nasdaq Capital Market corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Capital Market corporate governance rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [    ], [    ], and [    ]. All of them are financially literate and two of whom have accounting or related financial management expertise. [    ] will be the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Capital Market Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [    ] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Capital Market Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [    ], [    ], and [    ]. [    ] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of the Nasdaq Capital Market Company Guide. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [    ], [    ], and [    ]. [    ] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Capital Market Company Guide. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Controlled Company Exception

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules. We will be a “controlled company” within the meaning of Nasdaq rules. As of the date of this prospectus, Mr. Man Fai Lee, our Controlling Shareholder, through Worldstar Pioneer Limited, owns 12,800,000 Class B Ordinary Shares, representing 97.26% of the total voting power of issued share capital of the Company. Following completion of this offering, Mr. Lee will hold [    ]% of the total voting power of our Company, assuming that the underwriters do not exercise their over-allotment option. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•        that a majority of its board of directors consist of independent directors;

•        that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•        that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position, and a director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening general meetings of our company (including annual general meeting) and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        approving the transfer of Shares in our Company, including the registration of such Shares in our Class A Ordinary Share register.

Terms of Directors and Officers

Our directors may be appointed by ordinary resolutions by our shareholders or by our directors. Pursuant to our Memorandum and Articles, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any; but no such term shall be implied in the absence of express provision. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We [have entered] into employment agreements with each of our executive officers. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

We may also terminate an executive officer’s employment without cause at any time upon [three month]’s advance written notice or by payment of [three month]’s salary in lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with a [three months]’ prior written notice to the Company or by payment of [three months]’ salary in lieu of notice.

Specifically, each executive officer agreed, without prior consent of the broad of directors, to become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be associated with any business or entity that directly or indirectly competes with the Group.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of four directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

2025 Share Incentive Plan

We will adopt a share incentive plan (“2025 Share Incentive Plan”) upon closing of this offering, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2025 Share Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued or transferred pursuant to all awards will be [    ] Class A Ordinary Shares (assuming the underwriters do not exercise their over-allotment option), representing twenty percent (20%) of the number of fully-diluted Class A Ordinary Shares outstanding as of the date of our Company’s initial public offering.

Administration

The 2025 Share Incentive Plan will be administered by the compensation committee. As applied to determinations related to awards granted to our chief executive officer, our board of directors, or a committee thereof, will be the administrator. The administrator will determine the terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.

Term

Unless terminated earlier, the 2025 Share Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2025 Share Incentive Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2025 Share Incentive Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2025 Share Incentive Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The 2025 Share Incentive Plan may at any time be amended or terminated with the approval of our board of directors, subject to the limitations of applicable laws.

Award Grants

As of the date of this prospectus, no award has been granted under the 2025 Share Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024 and 2025, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this prospectus, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•        each of our directors, executive officers, and director nominees; and

•        all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on 7,200,000 Class A Ordinary Shares and 12,800,000 Class B Ordinary Shares outstanding as of the date of this prospectus as described in “Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Shares that we are selling in this offering.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

The total number of Ordinary Shares outstanding after completion of this offering will be, comprising [    ] Class A Ordinary Shares and [    ] Class B Ordinary Shares. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Ordinary Shares beneficially owned prior to the offering			Ordinary Shares beneficially owned after the offering
Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of beneficial ownership(1)	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of beneficial ownership(2)
Directors, director nominees, and executive officers as a group
Mr. Man Fai Lee	Nil	12,800,000	64.00%	[ ]	[ ]	[ ]%
[ ]	Nil	Nil	Nil	Nil	Nil	Nil
[ ]	Nil	Nil	Nil	Nil	Nil	Nil
	Nil	12,800,000	64.00%	[ ]	[ ]	[ ]	%

5% or greater shareholders
Worldstar Pioneer Limited(4)	Nil	12,800,000	64.00%	[ ]	[ ]	[ ]%
Skyrise Innovation limited(5)	1,600,000	Nil	8.00%	[ ]	[ ]	[ ]	%
	1,600,000	12,800,000	72.00%	[ ]	[ ]	[ ]	%

____________

(1)      Based on 7,200,000 Class A Ordinary Shares and 12,800,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

(2)      Based on [    ] Class A Ordinary Shares and [    ] Class B Ordinary Shares outstanding immediately after the offering.

(3)      The registered address of Worldstar Pioneer Limited, a British Virgin Islands company, is Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. 12,800,000 Class B Ordinary Shares directly held by Worldstar Pioneer Limited, of which Mr. Man Fai Lee is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(4)      The registered address of Skyrise Innovation limited, a British Virgin Islands company, is Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. 1,600,000 Class A Ordinary Shares directly held by Skyrise Innovation limited.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of March 31, 2025 and from April 1, 2025 to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

Nature of relationships with related parties are listed below:

Names and Relationship of Related Party:	Existing Relationship with the Company
Mr. Man Fai Lee (“Mr. Lee”)	Chairman, Director, Chief Executive Officer and major shareholder of the Company
Ms. Tsz Wai Lee (“Ms. Lee”)	The daughter of Mr. Lee
Wide Fortune Engineering Limited (“Wide Fortune”)	Entity wholly owned by and controlled by a common shareholder, Mr. Lee
Man Shing Engineering Limited (“Man Shing”)	Entity wholly owned by and controlled by a common shareholder, Mr. Lee
Tin Shing Holdings Company Limited (“Tin Shing”)	Entity wholly owned by and controlled by a common shareholder, Mr. Lee
High Talent Engineering Limited (“High Talent”)	Entity wholly owned by and controlled by a common shareholder, Mr. Lee

Amount due from a related company

As of March 31, 2023, 2024, 2025 and the date of this prospectus, the amount due from a related company consisted of the following:

Name	As of March 31,			As of the date of this prospectus
	2023	2024	2025
	HK$	HK$	HK$	US$
Wide Fortune	27,990,557	33,669,171	—	—

As of March 31, 2023, 2024 and 2025, we recorded amount due from Wide Fortune, which were trade related, unsecured and non-interest bearing.

Due from a shareholder

As of March 31, 2023, 2024 and 2025 and the date of this prospectus, the due from a shareholder consisted of the following:

Name	As of March 31,			As of the date of this prospectus
	2023	2024	2025
	HK$	HK$	HK$	US$
Tin Shing	46,901	87,050	—	—

The amount due from Tin Shing was non-trade in nature, unsecured and non-interest bearing.

Due to a shareholder

As of March 31, 2023, 2024 and 2025 and the date of this prospectus, the due to a shareholder consisted of the following:

Name	As of March 31,			As of the date of this prospectus
	2023	2024	2025
	HK$	HK$	HK$	US$
Mr. Lee	—	—	3,232,560	—

The amount due to Mr. Lee was non-trade in nature, unsecured and non-interest bearing.

During the years ended March 31, 2023, 2024 and 2025, in our ordinary course of business, we were involved in transactions with a related company. These transactions were either at cost or current market prices and on normal commercial terms with a related company. The following table provides the transactions with a related company for the periods as presented (for the portion of such period that they were considered related):

Name	Nature	For the years ended March 31,			For the period from April 1, 2025 up to the date of this prospectus
		2023	2024	2025
		HK$	HK$	HK$	HK$
Ms. Lee	Purchase of property	—	—	42,000,000	—
Wide Fortune	Cost of sales	4,620,000	30,480,000	68,400,000	—
Man Shing	Cost of sales	—	2,340,000	—	—
High Talent	Revenue	3,060,000	—	—	—

For FY2025, we acquired a residential property from Ms. Lee for a consideration of HK$42.0 million.

For the years ended March 31, 2023, 2024 and 2025, and for the period from April 1, 2024 up to the date of this prospectus, we incurred subcontracting fee from Wide Fortune for subcontracting services.

For FY2024, we incurred subcontracting fee from Man Shing for subcontracting services.

For FY2024, we recorded revenue from High Talent for provision of subcontracting services.

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, our Company has no other significant or material related party transactions during the years presented.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

The authorized share of our Company consists of Ordinary Shares. As of the date of this prospectus, our authorized share capital is USD50,000 divided into 250,000,000 Class A Ordinary Shares of par value US$0.0001 each and 250,000,000 Class B Ordinary Shares of par value US$0.0001 each.

As of the date of this prospectus, 7,200,000 Class A Ordinary Shares and 12,800,000 Class B Ordinary Shares are issued and outstanding of par value US$0.0001 each, equivalent to total paid-up capital of US$1,000. We will issue [    ] Class A Ordinary Shares in this offering.

Upon completion of this offering, we will have [    ] Class A Ordinary Shares and [    ] Class B Ordinary Shares issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid, and all of our Ordinary Shares to be issued in the offering will be fully paid upon issuance.

Our Memorandum and Articles of Association

The following are summaries of certain material provisions of our memorandum and articles of association which currently is and will be in force and effect after completion of this offering (which in this section shall each be referred as the memorandum and the articles, and collectively, the memorandum and articles) and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects except that (i) each Class A Ordinary Share confers upon the holder thereof the right to one (1) vote at a general meeting of our Company or on any shareholders resolutions; (ii) each Class B Ordinary Shares confers upon the holder thereof the right to twenty (20) votes at a general meeting of our Company or on any shareholders resolutions; (iii) each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of our Company or any transfer agent for such share, into one fully paid and non-assessable Class A Ordinary Share but no Class A Ordinary Shares shall be convertible into any Class B Ordinary Shares; and (iv) upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into Class A Ordinary Shares on a one for one basis. Affiliate means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of us lawfully available for distribution. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights.    In respect of all matters upon which the ordinary shares are entitled to vote, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to twenty (20) votes, voting together as one class. Voting at any general meeting is by a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Conversion.    Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may, but shall not (unless required by the Nasdaq rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board, in accordance with the articles. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by our directors. Advance notice of not less than five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(a)     where the shares are fully paid, by or on behalf that shareholder; and

(b)    where the shares are partly paid, by or on behalf of that shareholder and the transferee

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

•        the shares transferred are fully paid up and free of any lien in favour of our Company; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as our board may determine.

Liquidation.    If we are wound up the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, the rights attached to any such class may only be varied with (i) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or (ii) the consent in writing of the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our memorandum and articles authorizes our board of directors to issue authorized but unissued Ordinary Shares from time to time as our board of directors shall determine, to the extent of available.

Inspection of Books and Records.    Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any authorized but unissued shares to such persons, at such times and on such terms and conditions as they may decide without any further vote or action by our shareholders; and limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies, and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to a new consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a takeover offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals.    Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board for a continuous period of six months; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with (i) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class (ii) written consent of holders holding not less than two-thirds of the issued shares of that class.

Amendment of Governing Documents.    Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Class A Ordinary Shares. Sales of substantial amounts of our Class A Ordinary Shares following this offering, including Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Class A Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Shares in this offering, we will have an aggregate of [    ] Class A Ordinary Shares and [    ] Class B Ordinary Shares outstanding upon the closing of this offering. Of these shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Following completion of this offering, giving effect to the sale of the Class A Ordinary Shares being offered hereby, Mr. Man Fai Lee, through Worldstar Pioneer Limited will hold [  ] Class B Ordinary Shares and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

Each of our officers, directors, and holders of more than 5% of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares) have agreed with the Underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any Ordinary Shares, or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part without the prior written consent of the Representative. See “Underwriting.”

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Shares then outstanding; or

•        the greater of 1% or the average weekly trading volume of our Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

WEHK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2024/2025. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, WEHK is not taxed on their foreign-sourced income. In addition, payments of dividends from WEHK to us is not subject to any withholding tax in Hong Kong.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        our Company’s officers or directors;

•        holders who are not U.S. Holders;

•        holders that actually, indirectly or constructively own 5% or more of (i) the total combined voting power of all classes of our Company’s shares that are entitled to vote; or (ii) the total value of all classes of our Company’s shares; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules”, any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal tax principles, will generally be includible in the gross income of U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder.

Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets”, including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [    ] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is [    ].

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of the securities laws of the United States or any state in the United States; and (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier, that there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Man Fai Lee	Chairman, Director, and Chief Executive Officer	Chinese	Hong Kong
[ ]	Chief Financial Officer	Chinese	Hong Kong
[ ]	Independent Director	Chinese	Hong Kong
[ ]	Independent Director	Chinese	Hong Kong
[ ]	Independent Director	Chinese	Hong Kong

Hong Kong

Our directors and officers reside outside the United States in Hong Kong. We have been advised by David Fong & Co., our Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability of judgements of United States courts in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

It is also uncertain whether, in the future, the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement dated the date of this prospectus with the underwriters named below, for whom Stratosphere Capital, LLC is acting as the representative with respect to the Class A Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we agree to issue and sell to the underwriters the number of shares indicated below:

Name	Number of shares
Stratosphere Capital, LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We agree to grant to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[    ] per share, based on the initial public offering price of $[    ] per share. After completion of this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to seven percent (7%) of the public offering price on each of the ordinary shares being offered.

The table below shows the initial public offering price per share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7%)	$	$	$
Non-accountable expenses (1%)
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is $[    ] per share, which is set forth on the cover page of this prospectus.

We agree to reimburse the representative up to a maximum of $260,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, at the closing of the offering, we will reimburse the representative one percent (1%) of the actual amount of the offering as non-accountable expenses.

We have agreed to pay an advanced expense deposit of $120,000 to the representative for the representative’s anticipated out-of-pocket expenses; of which we have paid $60,000 with the remainder due upon the first filing of the draft registration statement and upon receipt of the letter of no objections from FINRA (the “Advance”), to be applied against out-of-pocket accountable expense, any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. A form of the Underwriting Agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Tail Financing

If the Company consummates any public or private offering, capital raising transaction or other financing of any kind (a “Tail Financing”) during the 9-month period following the completion of the Offering (the “Tail Term”), to the extent any such Tail Financing is provided to the Company, in whole or in part, by investors whom the representative had contacted or introduced to the Company (“Representative Contacts”) during the Tail Term, then the Company shall, in connection with each Tail Financing during the Tail Term, (i) pay to the Representative a cash fee, or as to an underwritten offering an underwriting discount, equal to 8.0% of the aggregate gross proceeds raised from the Representative Contacts (and if a Tail Financing includes an over-allotment option or other additional investment component, 8.0% of the aggregate gross proceeds of such proportional number of Ordinary Shares attributable to Representative Contacts participating in such Tail Financing and sold pursuant to such over-allotment option or other investment component).

Right of First Refusal

We have granted the Representative, provided that this offering is completed, a right of first refusal, for a period of eight (8) months from the closing of the offering, exercisable at the sole discretion of the Representative, to provide investment banking service to us on terms that are the same or more favorable to us comparing to terms offered to us by other underwriters or placement agents, which shall include, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of us. In accordance with FINRA Rule 5110(g)(6), under no circumstances shall such right of first refusal have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between us and the underwriters. The Representative shall notify us of its intention to exercise its right of first refusal within 15 business days following notice in writing by us. The right of first refusal is also subject to FINRA Rule 5110(g), which grants us a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal set forth above.

Lock-up Agreements

Each of our officers, directors, and holders of more than 5% of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares) have agreed with the Underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any Ordinary Shares, or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part without the prior written consent of the Representative. Each of the Company and any successors of the Company have agreed, for a period of 180 days after the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Pricing of the offering

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price was determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we considered a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our ordinary shares or that the shares will trade in the public market at or above the initial public offering price.

No Sales of Similar Securities

We, including any successor entities, have agreed not to: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days after the Closing Date.

Foreign Regulatory Restrictions on Purchase of the Shares

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the Shares and the distribution of this prospectus outside the United States.

Indemnification

We agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We plan to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “[    ].” We will not consummate and close this offering without a listing approval letter from The Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	[ ]
FINRA filing fee		[ ]
Nasdaq Capital Market listing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Transfer agent and registrar fees		[ ]
Accounting fees and expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

____________

*        To be filed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and by David Fong & Co. with respect to certain legal matters of Hong Kong laws. The underwriter is being represented by [UW Counsel], with respect to legal matters of United States federal and New York State law, in connection with this offering. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Ogier.

EXPERTS

The consolidated financial statements for FY2024 and FY2025, included in this prospectus have been so included in reliance on the report of SFAI Malaysia PLT, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of SFAI Malaysia PLT is located Avenue 5, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Class A Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 MARCH 2025

SFAI MALAYSIA PLT 202206000021 (LLP0031758-LCA) & AF 002216 Chartered Accountants Level 5, Tower 7, Avenue 5, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur. Tel: 03-9779 0559

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Worldstar Engineering Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Worldstar Engineering Holdings Limited (the “Company”) as of March 31, 2025 and 2024, and the related statements of profit or loss, changes in equity, and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SFAI MALAYSIA PLT

We have served as the Company’s auditor since 2024.

Malaysia
October 6, 2025

WORLDSTAR ENGINEERING HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of March 31,
	Note	2024	2025
		HK$	HK$	US$
Non-current assets
Property, plant and equipment	4	38,518	41,888,114	5,388,068
Right-of-use assets	5	985,753	1,285,108	165,303
		1,024,271	43,173,222	5,553,371

Current assets
Trade and other receivables	6	13,153,753	21,688,677	2,789,815
Amount due from a related company	7	32,412,782	—	—
Amount due from a shareholder	8	87,050	—	—
Contract assets	9	3,941,782	8,509,035	1,094,518
Cash and bank balances	10	90,543	1,265,991	162,844
Total current assets		49,685,910	31,463,703	4,047,177

Total assets		50,710,181	74,636,925	9,600,548

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	11	8,835,855	14,641,055	1,883,279
Amount due to a shareholder	8	—	4,488,950	577,414
Bank borrowings	12	20,010,546	37,308,885	4,799,042
Lease liabilities	13	503,225	1,295,715	166,668
Income tax payable		988,862	2,087,611	268,529
Total current liabilities		30,338,488	59,822,216	7,694,932

Non-current liabilities
Deferred tax liability	18	—	23,100	2,971
Lease liabilities	13	1,237,848	964,116	124,014
Total non-current liabilities		1,237,848	987,216	126,985
Total liabilities		31,576,336	60,809,432	7,821,917

Net assets		19,133,845	13,827,493	1,778,631

Equity
Share capital	14	15,600	15,600	2,000
Retained earnings		19,118,245	13,811,893	1,776,631
Total equity		19,133,845	13,827,493	1,778,631

The accompanying notes are an integral part of these financial statements.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF PROFIT OR LOSS

		Year ended March 31,
	Note	2024	2025
		HK$	HK$	US$
Revenue	15	89,877,952	200,736,535	25,637,888
Cost of sales		(75,629,142)	(177,355,088)	(22,651,631)
Gross profit		14,248,810	23,381,447	2,986,257

Other income		266,197	139,124	53,950
Allowance for credit losses on trade receivables, net		(12,586)	(80,660)	(10,302)
Administrative expenses		(6,528,619)	(10,328,443)	(1,319,139)
Profit from operation		7,973,802	13,111,468	1,710,766

Finance costs	17	(1,099,366)	(2,725,606)	(348,112)
Profit before tax		6,874,436	10,385,862	1,362,654

Income tax expense	18	(967,268)	(1,692,214)	(216,128)
Profit for the year		5,907,168	8,693,648	1,146,526

Earnings per share
– Basic	20	0.30	0.43	0.06

The accompanying notes are an integral part of these financial statements.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share capital	Retained earnings	Total equity
		HK$	HK$	HK$
Balance at April 1, 2023		15,600	13,211,077	13,226,677
Profit for the year		—	5,907,168	5,907,168
Balance at March 31, 2024		15,600	19,118,245	19,133,845
Profit for the year		—	8,693,648	8,693,648
Dividends recognized as distribution	19	—	(14,000,000)	(14,000,000)
Balance at March 31, 2025		15,600	13,811,893	13,827,493
Balance at March 31, 2025 (US$)		2,000	1,776,631	1,778,631

The accompanying notes are an integral part of these financial statements.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended March 31,
	Note	2024	2025
		HK$	HK$	US$
Cash flows from operating activities
Profit before tax		6,874,436	10,385,862	1,362,654

Adjustments for:
Depreciation of property, plant and equipment	4	32,063	169,704	21,628
Depreciation of right-of-use assets	5	798,925	900,645	115,029
Allowance for credit losses on trade receivables, net		12,586	80,660	10,302
Finance cost	17	1,099,366	2,725,606	348,112
Gain on disposal of right-of-use assets		(16,000)	(50,000)	(6,386)
Operating cash flows before working capital changes		8,801,376	14,212,477	1,851,339

Changes in working capital:
Increase in trade and other receivables		(6,743,952)	(8,615,584)	(1,005,759)
Decrease (increase) in contract assets		1,873,077	(4,567,253)	(677,941)
(Increase) decrease in amount due from related companies		(7,446,776)	22,988,783	2,936,106
(Decrease) increase in trade payables		(5,779,325)	5,805,200	741,435
Cash (used in) generated from operating activities		(9,295,600)	29,823,622	3,845,180
Income tax paid		(223,090)	(570,366)	(72,846)
Net cash (used in) generated from operating activities		(9,518,690)	29,253,257	3,772,334

Cash flows from investing activities
Purchase of property, plant and equipment		(22,111)	(42,019,300)	(5,366,667)
Proceeds on disposal of right-of-use assets		16,000	50,000	6,386
Net cash used in investing activities		(6,111)	(41,969,300)	(5,360,281)

Cash flows from financing activities
New bank borrowings raised		80,700,711	120,441,667	15,344,341
Repayment of bank borrowings		(69,668,644)	(103,143,327)	(13,169,969)
Repayment of lease liabilities		(453,357)	(681,243)	(87,008)
Interest paid		(1,099,366)	(2,725,606)	(348,112)
Net cash generated from financing activities		9,479,344	13,891,491	1,739,252

Net change in cash and bank balances		(45,457)	1,175,448	151,305

Cash and bank balances at beginning of year	10	136,000	90,543	11,539
Cash and bank balances at end of year	10	90,543	1,265,991	162,844

The accompanying notes are an integral part of these financial statements.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      OVERVIEW

Worldstar Engineering Holdings Limited (the “Company”) is a company incorporated in Cayman Islands with limited liability. The Company’s registered office is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The Company is an investment holdings company. The financial statements are presented in Hong Kong dollars (“HK$”) which is also the functional currency of the Company.

There have been no significant changes in the nature of these activities during the years ended March 31, 2025 and 2024.

Organization and reorganization

The Company was incorporated in Cayman Island on June 25, 2025 with one member, namely, Worldstar Pioneer Limited (“WS Pioneer”), which owned 1 Class B Ordinary Share of the Company at incorporation.

2.      MATERIAL ACCOUNTING POLICY INFORMATION

2.1    Basis of preparation

Going concern

The consolidated financial statements have been prepared on a going concern basis. In assessing the Group’s ability to continue as a going concern, management considered the Group’s financial position, cash-flow forecasts and available financing for at least twelve months from the date these financial statements were authorized for issue.

As at March 31, 2025, the Group reported net current liabilities of HK$28,358,513 (current assets HK$31,463,703; current liabilities HK$59,822,216) and bank borrowings that are contractually repayable on demand (see Notes 12 and 22).

Management’s 12-month cash-flow forecast, reflecting contracted works on hand, expected billing and collection schedules, and committed financing indicates the Group has sufficient liquidity to meet its obligations as they fall due.

Accordingly, the going concern basis of accounting is appropriate.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The IASB has issued the following amendments to IFRSs that are the first effective for the accounting period beginning on April 1, 2023:

•        IFRS 17, Insurance contracts and amendments to IFRS 17, Insurance contracts

•        Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of accounting polices

•        Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction

•        Amendments to IAS 8, Definition of accounting estimates

None of these developments have had a material effect on how the Company’s results and financial position for the accounting period beginning on April 1, 2023 have been prepared or presented. The Company has not applied any new standard or interpretation that is not yet effective for the accounting period beginning April 1, 2023.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the consolidated financial statements of the Company in the period of their initial adoption.

2.2    Revenue

Building renovation and construction services

Recognition

The Company provides repair, maintenance, alteration and addition and painting works services under contract with customers. Such contracts are entered into before the repair, maintenance, alteration and addition and painting works services begin. Under the terms of the contracts, the Company’s performance creates and enhances an asset that the customers control which referred as designated areas where the repair, maintenance, alteration and addition and painting works services performed. Revenue from repair, maintenance, alteration and addition and painting works services is therefore recognized over time, using the output method.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

Output method

The progress towards complete satisfaction of a performance obligation is measured based on output method, which is to recognize revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract, that best depict the Company’s performance in transferring control of goods or services.

Variable consideration

For contracts that contain variable consideration (i.e. variation orders), the Company estimates the amount of consideration to which it will be entitled using either (a) the expected value method or (b) the most likely amount, depending on which method better predicts the amount of consideration to which the Company will be entitled.

The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

2.3    Convenience translation

Translations of amounts in the CFS from HK$ into United States Dollar (“US$”) as of and for the year ended March 31, 2025 are solely for the convenience of the readers and were calculated at US$1.00 = HK$7.7742 for consolidated statement of financial position and US$1.00 = HK$7.8297 for consolidated statement of profit or loss and consolidated statement of cash flows, as published by the Hong Kong Monetary Authority. The Company makes no representation the HK$ amounts could have been converted, realized or settled into US$ at such rate.

2.4    Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Company’s accounting policy for borrowing costs.

2.5    Financial instruments

Financial assets

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL’”), transaction costs that are directly attributable to the acquisition of the financial asset Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income and FVTPL. The Company only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECL As based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVTPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVTPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

2.6    Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Company recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Company shall use its incremental borrowing rate.

Lease payments include the following:

•        Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•        Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

•        Amounts expected to be payable under residual value guarantees;

•        The exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

•        Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

For a contract that contain both lease and non-lease components, the Company allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Company has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

•        There is a change in future lease payments arising from changes in an index or rate;

•        There is a change in the Company’s assessment of whether it will exercise an extension option; or

•        There is a modification in the scope or the consideration of the lease that was not part of the original term.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Company shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.7    Income tax

The tax expense for the period comprises current tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is not provided.

2.8    Trade and other receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Trade receivables are initially measured at their transaction price and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost using the effective interest method and including allowance for credit losses.

2.9    Trade and other payables

Trade and other payable are initially recognized at fair value. Subsequently to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

2.10  Cash and bank balances

Cash and bank balances in the statement of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      CRITICAL JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 2, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revision to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgement in applying accounting policies

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of ECL for trade receivables and contract assets

As explained in note 2.5, ECL are measured as an allowance equal to lifetime ECL for low risk and watch list assets, or lifetime ECL for doubtful assets. An asset moves to doubtful, when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Company takes into account qualitative and quantitative reasonable and supportable forward-looking information.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Recognition of contract revenue arising from building renovation and construction services

During the year ended March 31, 2025, the Company recognized contract revenue arising from repair, maintenance, alteration and addition and painting works services of HK$200,736,535 (2024: HK$89,877,952) by reference to the progress towards complete satisfaction of a performance obligation at the end of the reporting period, measured based on the surveys of work performed to date. Notwithstanding that the management of the Company frequently reviews and revises the estimates of total contract revenue as the contract progresses, the actual outcome of the contracts in terms of its total revenue may be higher or lower than the estimates and this will affect the recognition of revenue.

Impairment assessment of ECL for trade receivables and contract assets

The management of the Company estimates the amount of lifetime ECL of trade receivables and contract assets by first identifying significant balances for individual assessment and for the remaining balances, on a collective basis through grouping of various customers that have similar credit risk characteristics by reference to the nature and industry of customers. Internal credit rating has been given to each category of customers after considering aging, repayment history and past due status of respective customers. Estimated loss rates are based on probability of default and loss given default and are adjusted for forward-looking information. The credit loss allowance amount of the trade receivables and contract assets is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      CRITICAL JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont.)

As at March 31, 2025 and 2024, the carrying amounts of trade receivables were HK$21,721,349 (net of allowance of HK$21,618,677) and HK$13,115,765 (net of allowance of HK$13,093,753), respectively, while the carrying amounts of contract assets were HK$8,509,035 (net of allowance of HK$8,509,035) and HK$3,941,782 (net of allowance of HK$3,941,782), respectively.

The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Company’s trade receivables and contract assets is disclosed in note 21.

4.      PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Leasehold property	Total
	HK$	HK$	HK$
Cost:
Balance at March 31, 2023	586,262	—	586,262
Additions	22,111	—	22,111
Balance at March 31, 2024	608,373	—	608,373
Additions	19,300	42,000,000	42,019,300
Balance at March 31, 2025	627,673	42,000,000	42,627,673

Accumulated depreciation
Balance at March 31, 2023	537,792	—	537,792
Depreciation	32,063	—	32,063
Balance at March 31, 2024	569,855	—	569,855
Depreciation	29,704	140,000	169,704
Balance at March 31, 2025	599,559	140,000	739,559

Carrying amount
Balance at March 31, 2023	48,470	—	48,470
Balance at March 31, 2024	38,518	—	38,518
Balance at March 31, 2025	28,114	41,860,000	41,888,114
Balance at March 31, 2025 (US$)	3,616	5,384,452	5,388,068

The above items of property, plant and equipment are depreciated over their estimated useful lives, using straight-line method, at the following rates per annum:

Furniture and equipment	20%
Leasehold property	4%

The Group has pledged owned properties with carrying amounts of HK$41,860,000 (2024: HK$Nil) to secure general banking facilities granted to the Group.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      RIGHT-OF-USE ASSETS

Motor vehicle
HK$
Cost:
Balance at March 31, 2023	2,522,499
Additions	1,022,098
Disposals	(96,000)
Balance at March 31, 2024	3,448,597
Additions	1,200,000
Disposals	(392,000)
Balance at March 31, 2025	4,256,597

Accumulated depreciation
Balance at March 31, 2023	1,759,919
Depreciation	798,925
Eliminated on disposals	(96,000)
Balance at March 31, 2024	2,462,844
Depreciation	900,645
Eliminated on disposals	(392,000)
Balance at March 31, 2025	2,971,489

Carrying amount
Balance at March 31, 2023	762,580
Balance at March 31, 2024	985,753
Balance at March 31, 2025	1,285,108
Balance at March 31, 2025 (US$)	165,303
	As of March 31,
	2024	2025
	HK$	HK$	US$
Total cash outflow for leases	(541,908)	(807,240)	(103,836)
Additions to right-of-use assets	1,022,098	1,200,000	153,263

6.      TRADE AND OTHER RECEIVABLES

	As of March 31,
	2024	2025
	HK$	HK$	US$
Trade receivables	13,115,765	21,721,349	2,794,017
Less: Allowance for credit losses	(22,012)	(102,672)	(13,207)
	13,093,753	21,618,677	2,780,810

Other receivables
Deposits	60,000	70,000	9,005
	13,153,753	21,688,677	2,789,815

The following is an aged analysis of trade receivables presented based on the invoice dates.

	As of March 31,
	2024	2025
	HK$	HK$	US$
0 – 90 days	13,009,155	21,504,422	2,766,114
91 – 180 days	—	114,255	14,696
Over 181 days	84,598	—	—
	13,093,753	21,618,677	2,780,810

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.      TRADE AND OTHER RECEIVABLES (cont.)

Trade receivables are unsecured, non-interest bearing and are generally on 90 days (2024: 90 days) credit terms.

As at March 31, 2025, included in the Company’s trade receivables balance are debtors with an aggregate amount of HK$114,255 (2024: HK$84,598) which are past due as at the reporting date.

7.      AMOUNT DUE FROM A RELATED COMPANY

This amount due from a related company is unsecured, interest-free and has no fixed terms of repayment.

8.      AMOUNT DUE FROM/TO A SHAREHOLDER

This amount due from/to a shareholder is unsecured, interest-free and has no fixed terms of repayment.

9.      CONTRACT ASSETS

	As of March 31,
	2024	2025
	HK$	HK$	US$
Unbilled revenue of building renovation and construction services	28,330	4,365,821	561,575
Retention receivables	3,913,452	4,143,214	532,943
	3,941,782	8,509,035	1,094,518

As at April 1, 2023, contract assets amounted to HK$5,814,858.

The contract assets primarily relate to the Company’s right to consideration for work completed and not billed because the rights are conditioned on the Company’s future performance. The contract assets are transferred to trade receivables when the Company is entitled to issue invoices to the customers.

Typical payment terms which impact on the amount of contract assets recognized are as follows:

•        The contract assets primarily relate to the Company’s right to consideration for work completed but not yet billed, based on certification by external surveyors or customers. The contract assets are transferred to trade receivables when the Company is entitled to issue invoices to the customers.

•        The Company also typically agrees to a retention period for 5% to 10% of the contract value. This amount is included in contract assets until the end of the defect liability period as the Company’s entitlement to this final payment is conditional on customer acceptance, usually being 1 to 2 years from the date of completion of construction projects.

10.    CASH AND BANK BALANCES

	As of March 31,
	2024	2025
	HK$	HK$	US$
Cash and bank balances	90,543	1,265,991	162,844

11.    TRADE AND OTHER PAYABLES

	As of March 31,
	2024	2025
	HK$	HK$	US$
Trade payables	8,700,155	14,053,725	1,807,731
Other payables and accruals	135,700	587,330	75,548
	8,835,855	14,641,055	1,883,279

Trade payables are non-interest bearing and normally settled on 30 to 60 days (2024: 30 to 60 days) credit terms.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    BANK BORROWINGS

Type	Principal amount	Maturity date	As of March 31,
			2024	2025
	HK$		HK$	HK$	US$
Current bank borrowings:
Revolving Loan I	5,000,000	31-Mar-24	3,650,000	—	—
Revolving Loan II	634,615	31-Mar-24	634,615	—	—
Government Guaranteed Loan I	1,000,000	21-Jan-26	819,311	511,489	68,564
Government Guaranteed Loan II	2,600,000	12-Dec-33	2,592,433	2,422,374	308,819
Bank overdraft			12,314,187	4,975,022	639,937
Mortgage loan	29,400,000	20-Jan-55	—	29,400,000	3,781,722
			20,010,546	37,308,885	4,799,042

Note: All bank borrowings contain a repayment on demand clause and are shown under current liabilities. The amounts due are presented based on scheduled repayment dates set out in the loan agreements.

As at March 31, 2025, the Group’s bank loans were contractually repayable on demand pursuant to standard demand clauses in the relevant facility agreements. Accordingly, the entire carrying amount of the bank borrowings is classified as current liabilities in the consolidated statement of financial position, in accordance with IAS 1. The carrying amount of bank borrowings as at March 31, 2025 of HK$37,308,885 (2024: HK$20,010,546) are secured by (i) a legal charge over the leasehold property held by the Group as disclosed in Note 25 and (ii) unlimited amount guarantees jointly issued by Mr. Man Fai Lee and related companies.

Bank loans carry interest at Hong Kong Prime Rate (“HKPR”) of the relevant bank minus 2.25% (2024: HKPR of the relevant bank minus 2.25%) per annum or one-month HIBOR plus 1.9% (2024: one-month HIBOR plus 1.9%) per annum. Factoring loans carry interest at Hong Kong Dollar Best Lending Rate (“HKD BLR”) per annum (2024: HKD BLR) per annum.

The range of effective interest rates on bank borrowings as at March 31, 2025 (which are also equal to contracted interest rates) is 2.75% to 3.62% (2024: 2.75% to 3.62%) per annum.

Bank overdrafts carry interest at market rates which range from 2.25% to 2.6% (2024: 1.9% to 2.25%).

13.    LEASE LIABILITIES

	As of March 31,
	2024	2025
	HK$	HK$	US$
Lease liabilities payable:
Amount due for settlement within 12 months shown under current liabilities	503,225	1,295,715	166,668
Amount due for settlement after 12 months shown under non-current liabilities	1,237,848	964,116	124,014
Total lease liabilities	1,741,073	2,259,831	290,682

The weighted average incremental borrowing rates applied to lease liabilities range from 4.83% to 7.87% (2024: from 4.83% to 7.87%).

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    SHARE CAPITAL

	Number of shares	Total
		HK$	US$
Balance at April 1, 2023, March 31, 2024 and March 31, 2025	20,000,000	15,600	2,000

Ordinary shares of the Company have no par value. The holder of ordinary shares is entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restrictions.

15.    REVENUE

Revenue represents the fair value of amounts received and receivable by the Company in respect of the provision of building renovation and construction services (which included renovation and maintenance works, alteration and addition works, and fitting-out works, and site formation and geotechnical works) to external customers.

(i)     Disaggregation of revenue from contracts with customers

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Alteration and improvement work	89,877,952	200,736,535	25,637,888

(ii)    Performance obligations for contracts with customers

The Company provides repair, maintenance, alteration and addition and painting works to external customers in Hong Kong. Such services are recognized as a performance obligation satisfied over time as the Company creates or enhances an asset that the customer controls as the asset is created or enhanced. Revenue is recognized for these construction services based on the certified value of works performed during the period by using the output method.

A contract asset, net of contract liability related to the same contract, is recognized over the period in which the construction services are performed representing the Company’s right to consideration for the services performed because the rights are conditioned on the Company’s future performance in achieving specified milestones or progress of the projects. The contract assets are transferred to trade receivables when the rights become unconditional. The Company typically transfers to trade receivables when the works performed during the period have been certified by the surveyors and issued the invoices to bill the customers.

Unbilled retention receivables, prior to expiration of defect liability period, are classified as contract assets, which range from one to two years from the date of the practical completion of the construction. The relevant amount of contract asset is reclassified to trade receivables when the defect liability period expires. The defect liability period serves as an assurance that the construction services performed comply with agreed-upon specifications and such assurance cannot be purchased separately.

The Company allows a credit period ranging from 30 to 60 days to its customers.

(iii)    Transaction price allocated to the remaining performance obligation for contracts with customers

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.    REVENUE (cont.)

The transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as at March 31, 2025 and 2024 for contracts with customers that remain outstanding as at reporting date and the expected timings of recognizing revenue are as follows:

	Alteration and improvement works	Alteration and improvement works
	HK$	US$
As at March 31, 2025
Within one year	189,549,624	24,381,768
More than one year but not more than two years	183,658,235	23,623,959
More than two years	139,662,736	17,964,818
	512,870,595	65,970,545

As at March 31, 2024
Within one year	191,262,053	24,375,461
More than one year but not more than two years	189,549,624	24,157,528
More than two years	320,412,768	40,836,161
	701,224,445	89,369,150

16.    PROFIT FOR THE YEAR

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Profit for the year from has been arrived at after charging:
Depreciation of property, plant and equipment	32,063	169,704	21,628
Depreciation of right-of-use assets	798,925	900,645	115,029
Auditor’s remuneration	40,000	1,183,848	151,200

Directors’ remuneration
Salaries and other allowances	516,000	1,332,000	171,335
Retirement benefits scheme contributions	18,000	18,000	2,299
	534,000	1,350,000	173,634

Other staff costs:
Salaries and other allowances	2,519,050	1,357,500	173,379
Retirement benefits scheme contributions	71,540	56,315	7,193
	2,590,590	1,413,815	180,572
Total staff costs	3,124,590	2,763,815	354,206

17.    FINANCE COSTS

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Interests on:
Bank borrowings	1,010,815	2,599,609	332,020
Lease liabilities	88,551	125,997	16,092
	1,099,366	2,725,606	348,112

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    INCOME TAX EXPENSE

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Hong Kong profits tax
– Current year	967,268	1,669,114	213,178
Deferred taxation	—	23,100	2,950
	967,268	1,692,214	216,128

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax presented in the financial statements to the income tax expenses:

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Profit before income tax	6,874,436	10,385,862	1,362,654
Income tax calculated at the Hong Kong statutory tax rate of 16.5% (2024: 16.5%)	1,134,282	1,713,667	218,868
Tax relief of 8.25% on the first HK$2 million	(165,000)	(165,000)	(21,074)
Tax effect of:
Expenses not deductible for tax purpose	624	23,575	3,011
Tax effect of taxable temporary differences not recognized	15,545	120,467	15,386
Income not subject to tax	(17,688)	—	—
Tax benefit	(495)	(495)	(63)
Income tax expense	967,268	1,692,214	216,128

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. As at March 31, 2025, deferred tax liability represents temporary difference arising from accelerated tax depreciation.

19.    DIVIDENDS

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Dividends for shareholders of the Company recognized as distribution	—	14,000,000	1,800,820

During the year ended March 31, 2025, a final dividend of an aggregate amount of HK$14,000,000 (2024: HK$ Nil) was declared to the shareholders of the Company.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    EARNINGS PER SHARE

Earnings per share are calculated in accordance with IAS 33, Earnings per Share. Basic earnings per share are computed by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. The Company has no dilutive share equivalents.

21.    FINANCIAL RISKS MANAGEMENT

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including interest rate risk).

The Director reviews and agrees with policies and procedures for the management of these risks which are executed by the management team.

The following sections provide details regarding the Company’s exposure to the above-mentioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained the Company’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

•        Internal credit rating

•        External credit rating

•        Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

•        Actual or expected significant changes in the operating results of the debtor

•        Significant increases in credit risk on other financial instruments of the same debtor

•        Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    FINANCIAL RISKS MANAGEMENT (cont.)

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 90 days past due in making contractual payment.

The Company determined that its financial assets are credit-impaired when:

•        There is significant difficulty of the debtor

•        A breach of contract, such as default or past due event

•        It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

•        There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 365 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s internal credit risk grading framework comprises the following categories:

Category	Definition of category	Trade receivables
I	Counterparty has low risk of default and does not have any past-due amounts.	12 month ECL
II	Amount is >90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL-not credit impaired
III	Amount is >180 days past due or there is evidence indicating the asset is credit impaired (in default)	Lifetime ECL-credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

March 31, 2025	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	I Note 1	Lifetime ECL (Simplified)	21,721,349	102,672	21,618,677	2,780,810
Other receivables and deposits	I Note 2	12-month ECL	70,000	—	70,000	9,005
			21,791,349	102,672	21,688,677	2,789,815
March 31, 2024	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	I Note 1	Lifetime ECL (Simplified)	13,115,765	22,012	13,093,753	1,668,738
Other receivables and deposits	I Note 2	12-month ECL	60,000	—	60,000	7,647
			13,175,765	22,012	13,153,753	1,676,385

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    FINANCIAL RISKS MANAGEMENT (cont.)

Note 1: Trade receivables

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors and historical customers’ payment profile. It also incorporates forward-looking information into ECL estimates, considering macroeconomic factors relevant to its operations, e.g. the GDP growth of its region of operations and estimates of future economic conditions. The Company has identified the business risk in which it provides services to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

March 31, 2025	Average loss rate	Trade receivables, gross	ECL	Trade receivables, net	Trade receivables, net
		HK$	HK$	HK$	US$
1 days to 90 days	0.13%	21,531,810	27,388	21,504,422	2,766,114
91 days to 180 days	0.13%	114,401	146	114,255	14,696
181 days to 365 days	—	—	—	—	—
> 365 days	100%	75,138	75,138	—	—
		21,721,349	102,672	21,618,677	2,780,810
March 31, 2024	Average loss rate	Trade receivables, gross	ECL	Trade receivables, net	Trade receivables, net
		HK$	HK$	HK$	US$
1 days to 90 days	0.13%	13,025,723	16,568	13,009,155	1,657,956
91 days to 180 days	—	—	—	—	—
181 days to 365 days	0.19%	84,757	159	84,598	10,782
> 365 days	100%	5,285	5,285	—	—
		13,115,765	22,012	13,093,753	1,668,738

The following table shows the movement in lifetime ECL that have been recognized for trade receivables.

Lifetime ECL for trade receivables
HK$
At April 1, 2023	9,426
Impairment loss recognized	12,586
At March 31, 2024	22,012
Impairment loss recognized	80,660
At March 31, 2025	102,672

Note 2: Other receivables and deposits

Other receivables and deposits are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    FINANCIAL RISKS MANAGEMENT (cont.)

Note 3: Cash and bank balances

Cash and bank balances are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has concentration of credit risk as 77.2% (2024: 88.7%) and 100% (2024: 100%) of the total trade receivables was due from the Group’s largest customer and the five largest customers, respectively. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	As of March 31,
	2024	2025
	HK$	HK$	US$
Customer A	73,743,960	188,114,778	24,025,796

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations and borrowings from banks.

The short-term bank facilities are contractually repayable on demand. Although there has been no historical demand by the bank for repayment, there is no assurance that such facilities will continue on similar terms. If the bank were to demand repayment, the liquidity could be adversely affected.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Company maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    FINANCIAL RISKS MANAGEMENT (cont.)

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Weighted average interest rate	On demand	Less than 1 year	1 year to 2 years	Over 2 years	Total undiscounted cash flows	Carrying amount at March 31, 2025	Carrying amount at March 31, 2025
		HK$	HK$	HK$	HK$	HK$	HK$	US$
Non-derivative financial liabilities
Trade and other payables	N/A	14,641,055	—	—	—	14,641,055	14,641,055	1,883,279
Bank borrowings	2.75%	37,308,885	—	—	—	37,308,885	37,308,885	4,799,042
Lease liabilities	6.49%	—	1,295,715	579,364	384,752	2,259,831	2,259,831	290,682
		51,949,940	1,295,715	579,364	384,752	54,209,771	54,209,771	6,973,003
	Weighted average interest rate	On demand	Less than 1 year	1 year to 2 years	Over 2 years	Total undiscounted cash flows	Carrying amount at March 31, 2024	Carrying amount at March 31, 2024
		HK$	HK$	HK$	HK$	HK$	HK$	US$
Non-derivative financial liabilities
Trade and other payables	N/A	8,835,855	—	—	—	8,835,855	8,835,855	1,126,089
Bank borrowings	2.75%	20,010,546	—	—	—	20,010,546	20,010,546	2,550,251
Lease liabilities	6.49%	—	503,225	746,047	491,801	1,741,073	1,741,073	221,892
		28,846,401	503,225	746,047	491,801	30,587,474	30,587,474	3,898,232

Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which is risk from volatility of market interest rates (interest rate risk).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arise primarily from bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of March 31, 2025 and 2024, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Company’s profit/loss for the year would decrease by approximately HK$186,544 and HK$100,053, respectively.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    FINANCIAL INSTRUMENTS BY CATEGORY

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	As of March 31,
	2024	2025
	HK$	HK$	US$
Financial assets measured at amortized cost
Trade and other receivables	13,153,753	21,688,677	2,789,815
Cash and bank balances	90,543	1,265,991	162,844
	13,244,296	22,954,668	2,952,659

Financial liabilities measured at amortized cost
Trade and other payables	8,835,855	14,641,055	1,883,279
Bank borrowings	20,010,546	37,308,885	4,799,042
Lease liabilities	1,741,073	2,259,831	290,682
	30,587,474	54,209,771	6,973,003

As at March 31, 2025, HK$37,308,885 of bank borrowings were classified as current liabilities because the lenders have a contractual right to demand repayment at any time. The Group expects, based on past practice and subsequent events described in Note 28, that the facilities will be maintained/renewed in the ordinary course of business.

23.    RETIREMENT BENEFITS PLAN

The Company participates in the MPF Scheme for all qualifying employees in Hong Kong. The assets of the above scheme are held separately from those of the Company, in funds under the control of trustees. The Company contributes at the lower of HK$1,500 per month or 5% of the relevant payroll costs to the MPF Scheme.

The total cost charged to profit or loss of approximately HK$74,315 (2024: HK$89,540) represents contributions paid or payable to the above scheme by the Group for the year. As at 31 March 2025, contributions of approximately HK$23,133 (2024: HK$33,596) due in respect of the corresponding reporting periods had not been paid over to the scheme.

During the year, there were no forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Company’s contribution becoming fully vested and which are available to reduce the contributions payable by the Company in future years.

24.    RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s statement of cash flows as cash flows from financing activities.

	Bank borrowings	Lease liabilities	Total
	HK$	HK$	HK$
At April 1, 2023	8,978,479	1,172,332	10,150,811
Financing cash flows	10,021,252	(541,908)	9,479,344
New leases entered	—	1,022,098	1,022,098
Interest expenses	1,010,815	88,551	1,099,366
At March 31, 2024	20,010,546	1,741,073	21,751,619

Financing cash flows	14,698,730	(807,239)	13,891,491
New leases entered	—	1,200,000	1,200,000
Interest expenses	2,599,609	125,997	2,725,606
At March 31, 2025	37,308,885	2,259,831	39,568,716

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    PLEDGE OF ASSETS

At the end of the reporting period, the carrying amounts of the assets pledged by the Company to banks in order to secure bank borrowings and lease liabilities granted by these banks to the Group are as follows:

	As of March 31,
	2024	2025
	HK$	HK$	US$
Property, plant and equipment	—	41,860,000	5,384,452
Right-of-use assets	985,753	1,285,108	165,303
	985,753	43,145,108	5,549,755

26.    RELATED PARTY DISCLOSURES

(i)     Transactions and balances

During the year ended March 31, 2025, the Company had following transactions and balances with its related party during both years:

Relationship	Nature of balances/transactions	As of March 31,
		2024	2025
		HK$	HK$	US$
Related companies	Amount due from a related company	32,412,782	—	—
	Sub-contract revenue	3,060,000	—	—
	Sub-contract cost	32,820,000	68,400,000	8,735,986
Ultimate holding company	Amount due from (to) a shareholder	87,050	(4,488,950)	(577,414)
Related party	Acquisition of property	—	42,000,000	5,402,460

(ii)    Compensation of key management personnel

	Year ended March 31,
	2024	2025
	HK$	HK$	US$
Director’s fees	—	—	—
Salaries and other allowances	516,000	1,332,000	171,335
Retirement benefits scheme	18,000	18,000	2,299
	534,000	1,350,000	173,634

The remuneration of key management personnel is determined with regard to the performance of the individuals and market trends.

27.    CAPITAL MANAGEMENT

The Company manages their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital and reserves as presented in the statements of changes in equity.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended March 31, 2025 and 2024.

WORLDSTAR ENGINEERING HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.    Events after reporting period

The Company has assessed all events from March 31, 2025, up through the date that these financial statements are available to be issued, there are not any material subsequent events that require disclosure in these financial statements except below.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of reorganization transactions, and the Reorganization is completed on August 13, 2025 (Note 1).

29.    APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on October 6, 2025.

ORDINARY SHARES

WORLDSTAR ENGINEERING HOLDINGS LIMITED

____________________

PRELIMINARY PROSPECTUS

[    ], 2025

____________________

[Underwriter]

Through and including [            ] 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)     without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Item 7. Recent Sales of Unregistered Securities.

We have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On June 25, 2025, the Company allotted and issued 1 Class B Ordinary Share to Ogier Global Subscriber (Cayman) Limited. On July 10, 2025, Ogier Global Subscriber (Cayman) Limited transferred the 1 Class B Ordinary Share to Worldstar Pioneer Limited.

As part of the reorganization, the Company allotted and issued 19,999,999 Class A Ordinary Shares to Worldstar Pioneer Limited, for the acquisition of the entire share capital of WEHK.

On September 5, 2025, the Company repurchased 12,799,999 Class A Ordinary Shares from Worldstar Pioneer Limited and issued 12,799,999 Class B Ordinary Shares to Worldstar Pioneer Limited, as consideration.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of the Company, as currently effective
4.1*	Specimen Certificate for Class A ordinary shares
5.1*	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
5.2*	Opinion of David Fong & Co. regarding certain Hong Kong legal matters
5.3*	Opinion of Loeb & Loeb LLP regarding the enforceability of Representative’s Warrants
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Form of Director Agreement
10.2*	Form of Executive Officer Agreement
10.3*	Form of Independent Director Agreement
10.4*	Worldstar Engineering Holdings Limited 2025 Share Incentive Plan
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of SFAI Malaysia PLT, Independent Registered Public Accounting Firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of David Fong & Co. (included in Exhibit 5.2)
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)
24.1	Power of Attorney (included in the signature page to the Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Audit Committee Charter
99.3*	Nominating Committee Charter
99.4*	Compensation Committee Charter
99.5*	Consent of Independent Directors
107*	Filing Fee Table

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [            ], 2025.

Worldstar Engineering Holdings Limited
By:
Name: Man Fai Lee
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Man Fai Lee, as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Chairman of the board of directors,	[ ], 2025
Man Fai Lee	Director, and Chief Executive Officer (Principal Executive Officer)
	Chief Financial Officer	[ ], 2025
(Principal Accounting and Financial Officer)
	Independent Director	[ ], 2025

	Independent Director	[ ], 2025

	Independent Director	[ ], 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY, United States on [            ], 2025.

Authorized U.S. Representative
By:
Name: [ ]
Title: [ ]

II-4